Filed Pursuant to Rule 424(b)5
Registration No. 333-193582

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION,

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 27, 2014

15,000,000 Shares

Common Stock

Our Common Stock is listed on the New York Stock Exchange under the trading symbol “XPO”. The last reported sales price of our Common Stock on January 27, 2014 was $27.43 per share.

The underwriters have a thirty-day option to purchase up to 2,250,000 shares of our Common Stock at the initial public offering price less the underwriting discounts and commissions.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of Common Stock will be made on or about January     , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Citigroup

Deutsche Bank Securities	J.P. Morgan

The date of this prospectus supplement is January      , 2014.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about the Common Stock in two separate documents: (1) this prospectus supplement, which describes the specific terms of the Common Stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus and (2) the accompanying prospectus, which provides general information about securities we may offer from time to time, including securities other than the Common Stock being offered by this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in the section entitled “Available Information and Incorporation of Information by Reference” in this prospectus supplement.

We have not, and the underwriters have not, authorized any person to provide you with any information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or that is contained in any free writing prospectus issued by us. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give to you. We are not, and the underwriters are not, making an offer to sell the Common Stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein or that is contained in any free writing prospectus issued by us is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, unless the context otherwise requires or unless expressly stated otherwise, all references to the “Company,” “XPO,” “we,” “us” and “our” mean XPO Logistics, Inc., a Delaware corporation, and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents we incorporate herein and therein by reference, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including such things as the anticipated closing date of the acquisition of Pacer International, Inc., a Tennessee corporation (“Pacer”), and the related financing, the expected impact of the acquisition of Pacer and Pacer’s anticipated growth, the projected satisfaction of closing conditions to the acquisition of Pacer, the retention of the Pacer management team, the expected ability to integrate operations and technology platforms and to cross-sell services, future capital expenditures (including the amount and nature thereof), finding other suitable merger or acquisition candidates, expansion and growth of the Company’s business and operations and other such matters. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus supplement or the accompanying prospectus, are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that could adversely affect actual results and performance include, but are not limited to, those discussed elsewhere in this prospectus supplement, including the section entitled “Risk Factors”, the risks set forth in the Company’s and Pacer’s filings with the Securities and Exchange Commission (the “SEC”) and the following: economic conditions generally; competition; our ability to find other suitable acquisition candidates and execute our acquisition strategy; Pacer shareholder approval and the satisfaction of other closing conditions to the consummation of the acquisition of Pacer; the expected closing date for the acquisition of Pacer; the expected impact of the acquisition of Pacer, including the expected impact on the Company’s results of operations; our ability to raise debt and equity capital; our ability to attract and retain key employees to execute our growth strategy, including retention of Pacer’s management team; litigation, including litigation related to alleged misclassification of independent contractors; our ability to develop, implement and maintain a suitable information technology system; our ability to maintain positive relationships with our network of third party transportation providers; our ability to retain our and Pacer’s largest customers; our ability to successfully integrate Pacer and other acquired businesses; and governmental regulation. All forward-looking statements included in this prospectus supplement, in the accompanying prospectus or in any document incorporated by reference herein or therein speak only as of the date of this prospectus supplement, the accompanying prospectus or the document incorporated by reference, as the case may be. All of the forward-looking statements made or incorporated by reference in this prospectus supplement or the accompanying prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by XPO will be realized or, even if substantially realized, that they will have the expected consequence to, or effects on, XPO, Pacer or their respective businesses or operations and neither XPO nor Pacer undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about us, this offering and the information appearing elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our Common Stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the information referred to under the heading “Risk Factors” in this prospectus supplement, and the risk factors and the financial statements and other information contained in our filings with the SEC which have been incorporated by reference in this prospectus supplement, before making an investment decision.

Business Overview

XPO Logistics, Inc., a Delaware corporation, together with its subsidiaries, is a leading non-asset provider of transportation logistics services. We act as a middleman between shippers and carriers who outsource their transportation logistics to us as a third-party provider. As of December 31, 2013, we operated at 94 locations: 73 Company-owned branches and 21 agent-owned offices.

We offer our services through three business segments. Our freight brokerage segment places shippers’ freight with qualified carriers, primarily trucking companies. Our expedited transportation segment facilitates urgent shipments via independent over-the-road contractors and air charter carriers. Our freight forwarding segment arranges domestic and international shipments using ground, air and ocean transport through a network of agent-owned and Company-owned locations.

In September of 2011, following the equity investment in the Company led by Jacobs Private Equity, LLC, we began to implement a strategy to leverage our strengths — including management expertise, operational scale and capital resources — with the goals of significant growth and value creation.

By executing our strategy, we have built leading positions in some of the fastest-growing sectors of transportation logistics. In North America, we are the fourth largest provider of freight brokerage services, which, driven by an outsourcing trend, is growing at two to three times the rate of GDP. Our acquisitions of 3PD Holding, Inc. (“3PD”) and Optima Service Solutions, LLC (“Optima”) in 2013 (further described below) made us the largest provider of heavy goods last-mile delivery logistics in North America, a $13 billion sector which, driven by outsourcing by big-box retailers and e-commerce, is growing at five to six times the rate of GDP. In part due to our acquisition of National Logistics Management (“NLM”) in December of 2013 (further described below), we now manage more expedited shipments than any other company in North America and have established a foothold in managed transportation. Expediting is growing due to a trend toward just-in-time inventories in manufacturing. Upon completion of the acquisition of Pacer International, Inc. (further described below), we will be the third largest provider of intermodal services in North America and the largest provider of cross-border Mexico intermodal services, a sector that, driven by the efficiencies of long-haul rail and the growth of near-shoring of manufacturing in Mexico, is growing at three to five times the rate of GDP. We believe our broad service offering gives us a competitive advantage as many customers, particularly large shippers, focus their relationships on fewer, larger third party logistics providers with deep capacity across a wide range of services.

Our strategy has three main components:

•

Optimization of operations. We are continuing to optimize our existing operations by growing our sales force, implementing advanced information technology, cross-selling our services and leveraging our shared carrier capacity. We have a disciplined framework of processes in place for the recruiting, training and mentoring of newly hired employees. Our salespeople market our services to hundreds of thousands of small and medium-sized prospective customers. In addition, we have a strategic and national accounts team focused on developing business relationships with the largest shippers in North America. Our network is supported by our national operations center in Charlotte, North Carolina, which we opened in March of 2012, and by our information technology. We have a scalable platform in place across the Company, with sales, service, carrier and track-and-trace capabilities, as well as benchmarking and analysis. Most important to our growth strategy, we are developing a culture of passionate, world-class service for customers.

•

Acquisitions. We take a disciplined approach to acquisitions: we look for companies that are highly scalable and are a good strategic fit with our core competency. When we acquire a company, we seek to integrate it with our operations and scale it up by adding salespeople. We integrate the acquired operations with our technology platform, which connects them to our broader organization, and we give them access to our shared carrier pool. We gain more carriers, customers, lane histories and pricing histories with each acquisition, and in some cases an acquisition adds complementary services. We use these resources Company-wide to buy transportation more efficiently and to cross-sell a more complete supply chain solution to customers. Since the beginning of 2012, we have developed an active pipeline of targets. In 2012, we completed the acquisition of four non-asset third party logistics companies; we acquired another six companies in 2013, including 3PD, the largest non-asset, third party provider of heavy goods, last-mile logistics in North America, and NLM, the largest provider of web-based expedited transportation management in North America. On January 5, 2014, we agreed to acquire Pacer International, Inc., a Tennessee corporation (“Pacer”), the third largest provider of intermodal transportation services in North America. We plan to continue to acquire quality companies that fit our strategy for growth.

•

Cold-starts. We believe that cold-starts can generate high returns on invested capital because of the relatively low investment required and the large component of variable-based incentive compensation. We are currently ramping up 22 cold-starts: 10 in Freight Brokerage, 11 in Freight Forwarding and one in Expedited Transportation. We seek to locate our Freight Brokerage cold-starts in prime areas for sales recruitment. We plan to continue to open cold-start locations where we see the potential for strong returns.

We anticipate that our strategy will continue to be facilitated by our highly experienced leadership team, as described in detail under “Management and Directors.”

For the nine month period ended September 30, 2013, our total revenue was $445.1 million, a 161.7% increase from the same period of the prior year. Gross margin dollars increased 179.9% year-over-year to $70.4 million, and gross margin percentage was 15.8%. Consistent with our growth strategy, our planned investments in long-term value creation impacted results. We had a net loss of $37.9 million for the first nine months of 2013, compared with a net loss of $11.0 million for the same period of the prior year. Our net loss available to common shareholders for the nine month period ended September 30, 2013 was $40.2 million, or a loss of $1.99 per diluted share, compared with a net loss available to common shareholders of $13.3 million, or a loss of $0.89 per diluted share, for the same period of 2012.

Recent Developments

Pending Acquisition of Pacer International, Inc.

On January 5, 2014, we entered into a definitive agreement and plan of merger to acquire Pacer. Under the terms of the proposed transaction, shareholders of Pacer will receive $6.00 in cash and $3.00 of our Common Stock for each share of Pacer common stock, subject to a price collar, for a total market value of $335 million and a total enterprise value of $296 million (based on the closing price of our stock on January 24, 2014). The completion of the merger is subject to customary closing conditions, including approval of the merger by a majority of the outstanding shares of Pacer common stock and antitrust approval. Although there can be no assurance, we expect the acquisition to close in the second quarter of 2014. For more information on our proposed acquisition of Pacer, please see the section of this prospectus supplement entitled “The Pacer Acquisition.”

Pacer, together with its subsidiaries, is a leading provider of intermodal transportation services in North America and the largest provider of cross-border intermodal services in Mexico. Pacer offers its services through two business segments. Its intermodal segment offers intermodal transportation and drayage services primarily via rail and truck. Pacer manages one of the largest domestic intermodal fleets in North America, and its contractual arrangements with rail carriers provide access to more than 60,000 miles of network rail routes. Its logistics segment provides truck brokerage, warehousing and distribution, global freight forwarding services and supply-chain management services.

For the year ended December 31, 2012, Pacer generated revenue of $1,415.0 million. For the nine months ended September 30, 2013, Pacer generated revenue of $720.7 million.

We consider the acquisition of Pacer to be a major milestone in our growth strategy, and we believe that Pacer is a strong strategic fit for us. We believe that the merger will make us the third largest North American provider of intermodal services, one of the fastest-growing areas of transportation logistics. We also believe that the merger will make us the largest provider of intermodal services in the burgeoning cross-border Mexico market. After the closing, we expect to have approximately 3,100 employees at 122 locations facilitating more than 22,000 freight movements a day.

We believe that the Pacer acquisition will:

•

Help us expand into the intermodal sector. We believe that the merger is consistent with our strategy of building a premier supply chain offering by acquiring leading positions in the fastest-growing logistics sectors in North America. We believe that the merger will help us expand into the intermodal transportation sector, a $15 billion market that has been growing at a rate of three to five times GDP, and lower the long-haul transportation costs of our customers by up to 20 percent, compared to trucking options.

•

Complement our growth strategy. We believe that the capabilities of XPO and Pacer are extremely complementary. Many of our 9,500 customers are small to mid-sized shippers and are candidates for conversion to intermodal for their long-haul freight spend. In addition, Pacer’s existing customer base will have direct access to the freight brokerage, last-mile logistics and expedited transportation services we offer. In total, we believe the combined company will serve approximately 12,000 customers with expanded capacity and a broader range of services that we expect will generate significant revenue growth.

•

Allow us to capitalize on strong growth in Mexico. Cross-border Mexico is one of the fastest-growing intermodal marketplaces in North America, driven by a shift to near-shoring by manufacturers. Mexico offers a competitively priced labor force and faster speed-to-market than overseas locales such as China — and compared to truckload, rail can offer a more cost-effective way to move freight cross-border. In addition, the Mexican government and railroads have made significant investments in the country’s transportation infrastructure. We believe Pacer’s position as the largest provider of intermodal services between the U.S. and Mexico is a competitive advantage in capitalizing on growth trends.

•

Create a stronger balance sheet; lower cost of capital; improved liquidity. We believe that the merger will allow us to benefit from improved liquidity and create a stronger balance sheet and capital structure, along with a lower cost of capital.

•

Enhance service offering and deepen customer relationships. We expect that the combined company’s expanded capacity and a broader range of services will generate significant profitable growth, strengthen our relationships with existing customers and enable us to serve more customers, as many shippers are choosing to consolidate 3PL services with fewer and larger providers that have deep capacity and a broad range of services.

Fourth Quarter 2013 Acquisitions

During the fourth quarter of 2013, we completed the acquisitions of the following two companies:

•

Optima. On November 15, 2013, we acquired Optima, a leading non-asset provider of last-mile logistics services for major retailers and manufacturers in the United States, with a focus on appliances and electronics. The cash purchase price was $26.6 million, excluding any working capital adjustments, with no assumption of debt. Optima had revenue of $35.7 million for the twelve months ended October 31, 2013. We expect Optima to expand the capabilities of our last mile-division, 3PD.

•

National Logistics Management. On December 28, 2013, we acquired NLM from Landstar System, Inc. for a cash purchase price of $87 million, excluding any working capital adjustments. For the twelve months ended November 30, 2013, NLM managed approximately $500 million of gross total transportation spend and generated $23.4 million of transaction management fee revenue. NLM uses proprietary web-based software to provide dynamic transportation management services to customers and carriers in the expedited transportation sector. The acquisition makes us the largest manager of expedited shipments in North America.

Prospective Acquisitions

Consistent with our strategy to grow our business in part through acquisitions, we currently are engaged in discussions with several other acquisition targets. Although we have not entered into any definitive agreements with any potential acquisitions at this time, apart from Pacer, and cannot assure you that we will enter into any such definitive agreements (or that if we do, any such acquisitions will be consummated, or, if consummated, that any acquired business will be profitable), it is possible that we will enter into one or more such agreements in the near future. Prospective acquisitions may involve payments of material amounts of cash, the incurrence of a significant amount of debt or the issuance of significant amounts of our equity securities, which may be dilutive to our existing stockholders and/or may increase our leverage. Prospective acquisitions may also lead to additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls. Further, any prospective acquisition also involves a risk that we will not be able to successfully integrate the acquired business into our existing operations.

ABL Upsize

We currently are evaluating opportunities to increase the size of our current $125 million revolving credit facility to approximately $490 million. Like our current facility, we expect that any upsized facility would be secured by substantially all of our assets. While we have no firm commitments for this facility, and, therefore, the terms of such facility, including the amount, have not been finalized and a definitive agreement may not be realized, it is possible that we will enter into such an agreement in the near future on terms similar to our existing facility or otherwise and in an amount to be determined.

Corporate Information

Our executive office is located at Five Greenwich Office Park, Greenwich, Connecticut 06831, and our telephone number is (855) 976-4636. Our corporate website is www.xpologistics.com. The information on our website is not part of, nor is it incorporated into, this prospectus supplement.

THE OFFERING

The following summary contains basic information about this offering. For a more complete description of the shares of Common Stock, please see the section entitled “Description of Common Stock” in this prospectus supplement.

Issuer	XPO Logistics, Inc.

Common Stock Offered	15,000,000 shares. We have also granted the underwriters a 30-day option to purchase up to 2,250,000 additional shares.

Common Stock to be Outstanding Immediately After this Offering	45,787,736 shares (or 48,037,736 shares if the underwriters exercise their option to purchase additional shares in full) (based on shares outstanding on January 24, 2014).

Offering Price	$ per share.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $425,250,000 (or approximately $489,037,500 if the underwriters exercise their option to purchase additional shares in full) after deducting underwriting discounts and commissions and estimated expenses of this offering. For purposes of estimating net proceeds, we are assuming the public offering price will be $28.35 per share (the closing price of our Common Stock on January 24, 2014). We expect to use these net proceeds (together with cash on hand) to finance the cash portion of the consideration payable for the acquisition of Pacer, to pay related fees and expenses and for general corporate purposes, which may include strategic acquisitions and the repayment or refinancing of outstanding indebtedness. In the event that we do not consummate the acquisition of Pacer, we intend to use the net proceeds from this offering for general corporate purposes, as described above. See “The Pacer Acquisition” and “Use of Proceeds.”

Trading Symbol for Our Common Stock	Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “XPO.”

Risk Factors	An investment in our Common Stock involves risks. You should consider carefully all of the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, including the information referred to under the heading “Risk Factors” in this prospectus supplement, before deciding whether to purchase our Common Stock in this offering.

Except as otherwise indicated, all information in this prospectus supplement:

•	assumes the underwriters will not exercise their option to purchase 2,250,000 additional shares of Common Stock from the Company;

•	excludes 1,392,520 shares issuable upon the exercise of options outstanding as of January 24, 2014, with a weighted-average exercise price of $11.15 per share of Common Stock;

•	excludes 1,361,655 shares underlying restricted stock units outstanding as of January 24, 2014;

•	excludes 10,678,572 shares issuable upon the exercise of the Warrants outstanding as of January 24, 2014, at an exercise price of $7.00 per share of Common Stock;

•	excludes 10,489,286 shares issuable upon conversion of the Series A Preferred Stock outstanding as of January 24, 2014, at an effective conversion price of $7.00 per share of Common Stock; and

•	excludes 8,046,368 shares reserved for issuance upon conversion of our 4.50% Convertible Senior Notes.

SUMMARY FINANCIAL DATA OF XPO LOGISTICS, INC.

The following table sets forth summary consolidated historical financial data of XPO Logistics, Inc. as of September 30, 2013, December 31, 2012 and 2011, for the nine months ended September 30, 2013 and the fiscal years ended December 31, 2012, 2011 and 2010. This summary consolidated historical financial data has been derived from our audited consolidated financial statements and unaudited interim consolidated financial statements, each of which are incorporated by reference in this prospectus supplement. The following information should be read together with the historical audited consolidated financial statements and related notes and unaudited interim consolidated financial statements and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K filed with the SEC on March 12, 2013, as well as our Quarterly Report on Form 10-Q filed with the SEC on November 5, 2013, each of which are incorporated herein by reference. The summary historical consolidated financial data presented in this prospectus supplement may not be indicative of future performance.

	Nine Months Ended September 30,	Fiscal Year Ended December 31,
	2013	2012	2011	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data (at period end)(1):
Revenue	$445,071	$278,591	$177,076	$157,987
Preferred stock beneficial conversion charge and preferred dividends	(2,229)	(2,993)	(45,336)	—
Net (loss) income available to common stockholders	$(40,161)	$(23,332)	$(44,577)	$4,888
Earnings per share
Basic	$(1.99)	$(1.49)	$(5.41)	$0.61
Diluted	$(1.99)	$(1.49)	$(5.41)	$0.59
Weighted average common shares outstanding
Basic	20,167	15,694	8,247	8,060
Diluted	20,167	15,694	8,247	8,279
Consolidated Balance Sheet Data (at period end):
Cash	$67,259 (2)	$252,293	$74,007
Working capital	$118,092	$271,907	$83,070
Total assets	$700,332	$413,208	$127,641
Total long-term debt and capital leases(3)	$113,899	$109,447	$2,129
Portion of long-term debt classified as equity	$32,899	$32,899	—	—
Preferred stock	$42,765	$42,794	$42,794
Stockholder’s equity	$456,747	$245,059	$108,360

(1)	The Company effected a 4-for-1 reverse stock split on September 2, 2011. All shares and per share amounts have been adjusted to reflect the reverse stock split. Results for the fiscal year ended December 31, 2011 reflect the beneficial conversion feature of $44.2 million on the Series A Preferred Stock that was recorded as a deemed distribution during the third quarter of 2011.

(2)	Since September 30, 2013, we completed the acquisition of Optima and NLM for aggregate cash purchase prices of $113.6 million. As of December 31, 2013, total cash and cash equivalents was equal to approximately $17.7 million.

(3)	As of September 30, 2013, we had approximately $143.8 million in principal amount of our 4.50% Convertible Senior Notes outstanding (including the portion classified as equity). Since September 30, 2013, approximately $10.0 million aggregate principal amount of Convertible Senior Notes have converted to common shares.

SUMMARY FINANCIAL DATA OF PACER INTERNATIONAL, INC.

The following table sets forth summary consolidated historical financial data of Pacer International, Inc. and subsidiaries as of September 30, 2013, December 31, 2012 and 2011, and for the nine months ended September 30, 2013 and fiscal years ended December 31, 2012, 2011 and 2010. This summary consolidated historical financial data has been derived from the audited consolidated financial statements and unaudited interim consolidated financial statements of Pacer International, Inc., each of which are incorporated by reference in this prospectus supplement. The following information should be read together with the historical audited consolidated financial statements and related notes and the unaudited interim consolidated financial statements of Pacer International, Inc. and related notes incorporated by reference in this prospectus supplement. The summary historical consolidated financial data presented in this prospectus supplement may not be indicative of future performance.

	Nine Months Ended September 30,	Fiscal Year Ended December 31,
	2013	2012	2011	2010
	(in millions, except per share data)
Consolidated Statement of Operations Data (at period end):
Revenue	$720.7	$1,415.0	$1,478.5	$1,502.8
Net income	$6.0	$4.3	$13.9	$0.9
Earnings per share
Basic	$0.17	$0.12	$0.40	$0.03
Diluted	$0.17	$0.12	$0.40	$0.03
Weighted average common shares outstanding
Basic	35,270,337	35,069,099	34,959,819	34,921,594
Diluted	35,559,160	35,338,338	35,066,417	34,946,175
Consolidated Balance Sheet Data (at period end):
Cash	$39.7	$20.2	$24.0	$4.2
Working capital	$64.0	$52.2	$46.7	$30.9
Total assets	$226.9	$234.0	$243.3	$261.9
Total long-term debt and capital leases	$—	$—	$—	$13.4
Stockholder’s equity	$127.4	$120.2	$115.3	$98.5

RISK FACTORS

Before investing in our Common Stock, you should carefully consider all of the information included in or incorporated by reference into this prospectus supplement, including the risks described below and the risks discussed under the caption “Risk Factors” beginning on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this prospectus supplement. If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Economic recessions and other factors that reduce freight volumes could have a material adverse impact on our business.

The transportation industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, increases in prices charged by third-party carriers, interest rate fluctuations and other U.S. and global economic factors beyond our control. The recession beginning in 2008 and continuing throughout 2009 impacted the availability of services from our and Pacer’s rail and truck transportation providers and our and Pacer’s customer’s demands for our and Pacer’s services. Although conditions have improved somewhat since 2009, the future pace of recovery and even the continuation thereof cannot be predicted. During economic downturns, reduced overall demand for transportation services will likely reduce demand for our and Pacer’s services and exert downward pressures on rates and margins. In periods of strong economic growth, demand for limited transportation resources can result in increased rail network congestion and resulting operating inefficiencies. In addition, deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and cause us to not reach our long-term growth goals, and which may include the following:

•

A reduction in overall freight volumes in the marketplace reduces our opportunities for growth. In addition, if a downturn in our customers’ business cycles causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected.

•

Some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase.

•

A significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment or other transportation services to meet our commitments to our customers.

•

We may not be able to appropriately adjust our expenses to changing market demands. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing level to our business needs. In addition, we have other primarily variable expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in market demand.

We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.

Competition in the transportation services industry is intense. Increased competition may lead to revenue reductions, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following:

•

competition with other transportation services companies, some of which have a broader coverage network, a wider range of services, more fully developed information technology systems and greater capital resources than we do;

•

reduction by our competitors of their rates to gain business, especially during times of declining growth rates in the economy, which reductions may limit our ability to maintain or increase rates, maintain our operating margins or maintain significant growth in our business;

•

a shift in the business of shippers to asset-based trucking companies that also offer brokerage services in order to secure access to those companies’ trucking capacity, particularly in times of tight industry wide capacity;

•	solicitation by shippers of bids from multiple transportation providers for their shipping needs and the resulting depression of freight rates or loss of business to competitors; and

•	establishment by our competitors of cooperative relationships to increase their ability to address shipper needs.

In addition, Pacer’s operations compete in some cases with the intermodal service and equipment offerings of its rail transportation providers. For example, CSX and Union Pacific, two of Pacer’s primary rail transportation providers, offer transcontinental and other long-haul intermodal transportation services and equipment capacity that compete with Pacer’s intermodal operations. If Pacer’s rail transportation providers offer preferences and container capacity to their internal service offerings or to other customers, these preferences, such as lower rates, more access to capacity, or faster terminal services, could have a material adverse effect on the profitability of Pacer’s operations and on Pacer’s ability to continue to provide efficient intermodal services to its customers. Furthermore, the cost efficiency and therefore the attractiveness of transporting long-haul freight by rail, versus trucking, is in part affected by the cost of truck fuel, and as such, may be mitigated by the introduction of lower-priced fuel at a future time.

We may not be able to successfully execute our acquisition strategy.

We intend to expand substantially through acquisitions, including the acquisition of Pacer, to take advantage of market opportunities we perceive in both our current markets (freight brokerage, expedited transportation and freight forwarding) and in new markets that we may enter. However, we can provide no assurance that the Pacer acquisition will be completed in the time frame we anticipate, if at all. In addition, we may experience delays in making acquisitions or be unable to make the acquisitions we desire for a number of reasons. Suitable acquisition candidates may not be available at purchase prices that are attractive to us or on terms that are acceptable to us. In pursuing acquisition opportunities, we will compete with other companies, some of which have greater financial and other resources than we do. We may not have available funds or Common Stock with a sufficient market price to complete a desired acquisition. If we are unable to secure sufficient funding for potential acquisitions, we may not be able to complete acquisitions that we otherwise find advantageous.

The timing and number of acquisitions we pursue may cause volatility in our financial results.

Other than the Pacer acquisition, we are unable to predict the size, timing and number of acquisitions we may complete. In addition, we may incur expenses associated with sourcing, evaluating and negotiating acquisitions (including those that are not completed), and we also may pay fees and expenses associated with obtaining financing for acquisitions and with investment banks and others finding acquisitions for us. Any of these amounts may be substantial, and together with the size, timing and number of acquisitions we pursue, may negatively impact and cause significant volatility in our financial results and the price of our Common Stock.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our results of operations.

Acquisitions, including the 3PD and Pacer acquisitions, involve numerous risks, including the following:

•	failure of the acquired company to achieve anticipated revenues, earnings or cash flows;

•	assumption of liabilities that were not disclosed to us or that exceed our estimates;

•	inability to negotiate effective indemnification protection from the seller, or inability to collect in the event of an indemnity claim;

•	problems integrating the purchased operations with our own, which could result in substantial costs and delays or other operational, technical or financial problems;

•	potential compliance issues with regard to acquired companies that did not have adequate internal controls;

•	diversion of management’s attention or other resources from our existing business;

•	risks associated with entering markets, such as rail intermodal, air freight forwarding, ocean cargo, and last-mile logistics, in which we have limited prior experience;

•	increases in working capital investment to fund the growth of acquired operations;

•	potential loss of key employees and customers of the acquired company; and

•	future write-offs of intangible and other assets if the acquired operations fail to generate sufficient cash flows.

In connection with future acquisitions, we may issue shares of capital stock that dilute other stockholders’ holdings, incur debt, assume significant liabilities or create additional expenses related to intangible assets, any of which might reduce our profitability and cause our stock price to decline. We expect to take one or more of these actions, including the issuance of our Common Stock, in connection with the Pacer acquisition, as described under “The Pacer Acquisition” in this prospectus supplement.

We may not successfully manage our growth.

We intend to grow rapidly and substantially, including by expanding our internal resources, making acquisitions (including the Pacer acquisition) and entering into new markets. We may experience difficulties and higher-than-expected expenses in executing this strategy as a result of unfamiliarity with new markets, change in revenue and business models and entering into new geographic areas.

Our growth will place a significant strain on our management, operational and financial resources. We will need to continually improve existing procedures and controls as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs will increase substantially as our operations grow. Failure to manage growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows, stock price and financial condition.

We incurred substantial operating losses and net losses in the 2012 fiscal year and in the nine month period ending September 30, 2013 and we may continue to incur losses as we continue to invest in the Company to promote growth.

We incurred substantial losses in the 2012 fiscal year and in the nine month period ending September 30, 2013 and we may continue to incur substantial losses as we invest pursuant to our strategies. Our growth strategy, in part, seeks to grow our business through the opening of cold-start locations in our Freight Brokerage segment. Generally, a newly opened sales office will generate an operating loss, and may have lower margin sales, during its start-up phase. Additionally, our business strategy requires that we develop an information technology platform across the Company, with sales, service, carrier and track-and-trace capabilities, as well as benchmarking and analysis. We are investing in technology systems and corporate infrastructure that are scalable for our intended growth and are designed to support larger operations than we currently have. Acquisitions, including the Pacer acquisition, increase the challenges associated with developing and integrating our information technology platform for purposes of meeting current and anticipated business needs. As a result of these and other initiatives, our gross margin derived from our operations may not be sufficient to absorb all of our selling, general and administrative expenses until we are able to generate greater revenue. Our ability to generate significant revenues and operate profitably will depend on many factors, including the successful implementation of our acquisition and greenfield growth strategies and our new information technology system.

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate information technology systems.

We rely heavily on our information technology system to efficiently run our business and it is a key component of our growth strategy. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the transportation services industry or to design and implement the appropriate features and functionality of our technology platform in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenues. Despite testing, external and internal risks, such as malware, insecure coding, “Acts of God,” attempts to penetrate our network, data leakage and human error pose a direct threat to our information technology systems and operations. Any failure to identify and address such defects or errors could result in loss of revenues or market share, liability to customers or others, diversion of resources, injury to our reputation and increased service and maintenance costs. Correction of such errors could prove to be impossible or very costly and responding to resulting claims or liability could similarly involve substantial cost.

We must maintain and enhance the reliability and speed of our information technology systems to remain competitive and effectively handle higher volumes of freight through our network. If our information technology systems are unable to manage additional volume for our operations as our business grows, our service levels and operating efficiency could decline. We expect customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. If we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems or if we fail to upgrade our systems to meet our customers’ demands, our business and results of operations could be seriously harmed. This could result in a loss of customers or a decline in the volume of freight we receive from customers.

We license an operating system that we are developing into an integrated information technology system for all of our business segments. This new system may not be successful or may not achieve the desired results. We may require additional training or different personnel to successfully implement this system, all of which may result in additional expense, delays in obtaining results or disruptions to our operations. In addition, acquired companies will need to be on-boarded onto this new integrated information technology system, which may cause additional training or licensing cost and disruption. In such event, our revenue, financial results and ability to operate profitably could be negatively impacted. The challenges associated with integration of our acquisitions, including the Pacer acquisition, may increase these risks.

If we are unable to expand the number of our sales representatives and independent station agents, or if a significant number of our existing sales representatives and independent station agents leave us, our ability to increase our revenue could be negatively impacted.

Our ability to expand our business will depend, in part, on our ability to attract and retain sales representatives and independent station agents. Competition for qualified sales representatives and brokerage agents can be intense. We may be unable to attract such persons or retain those that are already associated with us. Any difficulties we experience in expanding or retaining our sales representatives and independent station agents could have a negative impact on our ability to expand our customer base, increase our revenue and continue our growth. Further, a significant increase in the turnover rate among our current sales representatives and independent station agents could also increase our recruiting costs and decrease our operating efficiency.

Our success is dependent on our Chief Executive Officer and other key personnel.

Our success depends on the continuing services of our Chief Executive Officer, Mr. Bradley S. Jacobs. We believe that Mr. Jacobs possesses valuable knowledge and skills that are crucial to our success and would be very difficult to replicate.

Our senior management team was assembled in 2011 and early 2012 under the leadership of Mr. Jacobs. The team was assembled with a view towards substantial growth, and the size and aggregate compensation of the team increased substantially. The associated significant increase in overhead expense could decrease our margins if we fail to grow substantially.

Not all of our senior management team resides near or works at our headquarters. The geographic distance of the members of our senior management team may impede the team’s ability to work together effectively. Our success will depend, in part, on the efforts and abilities of our senior management and their ability to work together. We cannot assure you that they will be able to do so.

Over time, our success will depend on attracting and retaining qualified personnel. Competition for senior management is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management would require our remaining senior officers to divert immediate and substantial attention to fulfilling the duties of the departing executive and to seeking a replacement. The inability to adequately fill vacancies in our senior executive positions on a timely basis could negatively affect our ability to implement our business strategy, which could adversely impact our results of operations and prospects.

We depend on third parties in the operation of our business.

In our Freight Forwarding and Freight Brokerage operations, we do not own or control the transportation assets that deliver our customers’ freight, and we do not employ the people directly involved in delivering the freight. In our Expedited Transportation operations, we engage independent contractors who own and operate their own equipment. Accordingly, we are dependent on third parties to provide truck, rail, ocean, air and other transportation services and to report certain events to us, including delivery information and cargo claims. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. Our inability to maintain positive relationships with independent transportation providers could significantly limit our ability to serve our customers on competitive terms. If we are unable to secure sufficient equipment or other transportation services to meet our commitments to our customers or provide our services on competitive terms, our operating results could be materially and adversely affected and our customers could switch to our competitors temporarily or permanently. Many of these risks are beyond our control, including the following:

•	equipment shortages in the transportation industry, particularly among contracted truckload carriers;

•	interruptions in service or stoppages in transportation as a result of labor disputes;

•	changes in regulations impacting transportation; and

•	changes in transportation rates.

In our freight forwarding operations, we rely upon both independent station owners and our employees to develop and manage customer relationships and to service the customers.

Our Freight Forwarding operations are provided through a network of independent stations that are owned and operated by independent contractors and through stations managed by our employees. These independent station owners and company employees develop and manage customer relationships, have discretion in establishing pricing, and service the customers through the various modes of transportation made available through our network of third party transportation providers. We cannot assure you that we will be able to maintain our relationships with these independent station owners or develop future relationships with additional independent station owners. Similarly, we cannot assure you that we will be able to retain or effectively motivate our key employees who manage our most significant customer relationships. Since these independent station owners and our employees maintain the relationships with the customers, some customers may decide to terminate their relationship with us if their independent station owner or contact leaves our network. Accordingly, our inability to maintain relationships with these independent station owners and our employees could have a material adverse effect on our results of operations.

In addition, since these independent station owners are independent contractors, we have limited control over their operations and the quality of service that they provide to customers. To the extent that an independent station owner provides poor customer service or otherwise does not meet a customer’s expectations, or we encounter a similar situation with our employees, this will reflect poorly on us, and the customer may not use us in the future, which may adversely affect our results of operations.

We derive a significant portion of our revenue from our largest customers, some of which are involved in highly cyclical industries; our relationships with our customers generally are terminable on short notice and generally do not provide minimum shipping commitments.

While individual customer rankings within our top customers change from time to time, we rely upon our relationships with these large accounts in the aggregate for a significant portion of our revenues. In addition, 3PD, which we acquired during the third quarter of 2013, derived approximately 30% of its revenues in 2012 from its largest customer, a blue chip home improvement retailer, and its top three customers accounted for approximately 65% of its revenues in 2012. In addition, Pacer’s ten largest customers accounted for approximately 49% of its revenues in 2012. Any interruption or decrease in the business volume awarded by these customers could have a material adverse impact on our revenues and resulting profitability.

Our and Pacer’s most significant customers include certain of the large automotive manufacturers, as well as various automotive industry suppliers. Across all lines of Pacer’s business, including US domestic retail intermodal, US-Mexico retail intermodal, and US-Mexico wholesale intermodal, approximately 40% of Pacer’s revenues in 2012, 33% in 2011 and 26% in 2010 were from customers in the automotive industry. These companies have been, and will continue to be, impacted by the changing landscape in the U.S. automotive market, which is highly competitive and historically has been subject to substantial cyclical variation characterized by periods of oversupply and weak demand. Negative trends in the U.S. automotive market or a worsening in the financial condition of automotive manufacturers, or within the associated supplier base, could have a material adverse impact on our and Pacer’s revenues, profitability and cash flows.

3PD’s most significant customers include many large home improvement retailers and other companies whose businesses are impacted by the residential real estate market in the United States, which is subject to significant volatility. An increase in the volatility of and/or deterioration in the residential real estate market may adversely affect these customers and, in turn, 3PD’s, and therefore our, revenues and results of operations.

Our contractual relationships with our customers generally are terminable at will by the customers (or us) on short notice. Moreover, our customers generally are not required to provide any minimum shipping commitments. Failure to retain our and Pacer’s existing customers or enter into relationships with new customers could have a material adverse impact on our revenues and resulting profitability.

If our customers are able to improve their internal supply chain management systems or reduce their supply chain cost structures, our business and results of operations may be harmed.

We believe that significant drivers for our customers to use third party logistics providers include the quality and cost of internal supply chain management and personnel. Third party logistics service providers such as ourselves are generally able to provide high-quality service more efficiently than otherwise could be provided “in-house.” Historically, this has been the case in our target industries. If, however, a customer in any industry we target is able to improve the quality of its internal supply chain management system, renegotiate the terms of its labor contracts or otherwise reduce its total cost structure regarding its employees, we may not be able to provide such a customer with an attractive alternative for its logistics needs and our business, results of operations and growth potential may be harmed.

Higher purchased transportation expenses may result in decreased net revenue margin.

Transportation providers can be expected to charge higher prices if market conditions warrant, or to cover higher operating expenses. Factors such as increases in freight demand, decreases in trucking capacity, higher driver wages, increased regulation and increases in the prices of fuel, insurance, tractors, trailers and other operating expenses can result in higher purchased transportation expenses to us. Our profitability may decrease if we are unable to increase our pricing to our customers to cover higher expenses, or we may be forced to refuse certain business, which could affect our customer relationships.

Fluctuations in the price or availability of fuel may change our operations structure and resulting profitability.

Fuel expense constitutes one of the greatest costs to our fleet of independent contractor drivers and third party transportation providers who complete the physical movement of freight we arrange. Fuel prices are highly volatile with the price and availability of all petroleum products subject to economic, political and other market forces beyond our control. As is customary in our industry, most of our customer contracts include fuel surcharge provisions to mitigate the effect of the fuel price increase over base amounts established in the contract. However, these fuel surcharge mechanisms usually do not capture the entire amount of the increase in fuel prices, and they also feature a lag between the payment for the fuel at the pump and collection of the surcharge revenue. Market pressures may limit our ability to assess fuel surcharges in the future. Significant increases in fuel prices would increase our need for working capital to fund payments to our independent contractor drivers and third party transportation providers. Significant changes in the price or availability of fuel in future periods or significant changes in our ability to mitigate fuel price increases through the use of fuel surcharges, could have a material adverse impact on our operations, fleet capacity and ability to generate both revenues and profits.

Network changes, lane closures, carrier consolidation, and other reductions or deterioration in rail services could increase costs, decrease demand for Pacer’s intermodal services and adversely affect Pacer’s operating results.

Most of the intermodal transportation services that Pacer provides depend on the major railroads in the United States and Mexico which in many markets is limited to a few railroads or even a single railroad. As a result, any reduction, suspension, interruption or elimination of rail service to a particular market may limit Pacer’s ability to serve some of its customers. Furthermore, reductions in service by the railroads are likely to increase the cost of the rail-based services that Pacer provides and potentially reduce the reliability, timeliness, and overall attractiveness of Pacer’s intermodal product. Increases in the cost of rail service reduce some of the advantages of intermodal transportation compared to truck and other transportation modes which may reduce demand for Pacer’s intermodal services. Rail consolidations in the past have caused service disruptions and would further reduce service choices and bargaining power for rail customers. Further consolidation among railroads might adversely affect intermodal transportation and Pacer’s results of operations, and if the acquisition of Pacer is completed, our results of operations.

From time to time, Pacer’s railroad suppliers have experienced train resource shortages, operating inefficiencies, and high demand for rail transportation that resulted in increased transit times, terminal congestion, and decreased equipment velocity, all of which increase Pacer’s costs, decrease equipment capacity, impact customer service, and create a challenging operating environment. To the extent that Pacer is reliant on rail carriers that experience poor service performance, demand for its intermodal services may be adversely affected.

Union Pacific is the primary source for the containers and chassis used in Pacer’s intermodal operations and any failure by Union Pacific to provide Pacer with containers and chassis when required would adversely affect Pacer’s revenues and ability to service its customers.

Union Pacific is the primary supplier and servicer of the 53-ft containers used in Pacer’s business as well as of the chassis used on the Union Pacific network. Pacer has the ability under these arrangements with Union Pacific to increase or decrease its equipment fleet periodically. The refusal or failure of Union Pacific to provide Pacer with additional containers and chassis when required, or its failure to adequately and timely service the containers or chassis Pacer uses, would have an adverse effect on Pacer’s business and results of operations, and if the acquisition of Pacer is completed, our business and results of operations.

The new cross-border agreement with Union Pacific will reduce Pacer’s revenues and may adversely affect Pacer’s operating income over time.

In October 2012, Pacer entered into a multi-year agreement with Union Pacific to arrange, manage and provide wholesale intermodal services for automotive parts shipments between the United States and Mexico. The new agreement changes the nature of Pacer’s participation in this business. Previously, Pacer contracted for rail transportation from multiple rail carriers and combined that with its equipment and network logistics management services to intermediaries. Under the new agreement, effective January 1, 2013, Pacer no longer collects and passes through the rail transportation costs to automotive parts intermediaries servicing this US-Mexico business, but acts as Union Pacific’s network logistics manager for cross-border shipments and provides rail container and chassis management services for Union Pacific in Mexico. Pacer is compensated on a fee basis for such services and the use of its equipment.

With the implementation of this agreement on January 1, 2013, Pacer experienced a significant reduction in the gross revenue that it historically earned from the US-Mexico wholesale intermodal automotive business and a corresponding reduction in the cost of purchased transportation and services, in each case in line with its initial expectations for the year. However, Pacer margin contribution from this business in 2013 remained materially consistent with its historical contribution level. This margin contribution in 2013 was primarily dependent on (1) the volume of US-Mexico automotive parts shipments via the network that Pacer manages under the new agreement; (2) the volume of Pacer equipment used via the network that Pacer manages versus rail or other equipment; and (3) the amount of selling, general and administrative costs incurred to run this business. Over the remaining term of the agreement, Pacer’s revenue and margin for the services and equipment provided under the agreement decline absent growth in its retail direct US-Mexico business and will also continue to be dependent on the previously mentioned factors. If there are unfavorable changes in any of the aforementioned factors, Pacer’s revenues, as well as its results of operations and cash flows, could be adversely affected, and if the acquisition of Pacer is completed, our revenues, results of operations and cash flows could be adversely affected as well.

Pacer’s business may be affected by any adverse change to relationships with railroad service providers upon the expiration or renewal of such contracts.

Pacer’s rail contracts, which have varied expiration dates, contain specific contract rates and other negotiated provisions that enable it to provide competitive transportation rates and services to its customers. A loss of one or more of these rail contracts, or failure to enter into renewal or replacement contracts with comparably favorable terms upon expiration of the current contracts, could materially adversely affect Pacer’s business, results of operations and cash flows. While Pacer expects to be able to continue to obtain competitive terms and conditions from its railroad vendors, no assurance can be given that such terms and conditions will be comparable to those in its current rail contracts.

Increases in independent contractor driver compensation or other difficulties attracting and retaining qualified independent contractor drivers could adversely affect our profitability and ability to maintain or grow our independent contractor driver fleet.

Our Expedited Transportation segment operates through a fleet of exclusive-use vehicles that are owned and operated by independent contractors. These independent contractor drivers are responsible for maintaining their own equipment and paying their own fuel, insurance, licenses and other operating costs. Independent contractor drivers make up a relatively small portion of the pool of all professional drivers in the United States. Turnover and bankruptcy among independent contractor drivers often limit the pool of qualified independent contractor drivers and increase competition for their services. In addition, regulations such as the Federal Motor Carrier Safety Administration’s (“FMCSA”) Compliance Safety Accountability program may further reduce the pool of qualified independent contractor drivers. Thus, our continued reliance on independent contractor drivers could limit our ability to grow our ground transportation fleet.

We are currently experiencing and expect to continue to experience from time to time in the future, difficulty in attracting and retaining sufficient numbers of qualified independent contractor drivers. Additionally, our agreements with independent contractor drivers are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified independent contractor drivers to replace those who have left our fleet. If we are unable to retain our existing independent contractor drivers or recruit new independent contractor drivers, our business and results of operations could be adversely affected.

The compensation we offer our independent contractor drivers is subject to market conditions and we may find it necessary to continue to increase independent contractor drivers’ compensation in future periods, which may be more likely to the extent economic conditions continue to improve. If we are unable to continue to attract and retain a sufficient number of independent contractor drivers, we could be required to increase our mileage rates and accessorial pay or operate with fewer trucks and face difficulty meeting shipper demands, all of which would adversely affect our profitability and ability to maintain our size or to pursue our growth strategy.

3PD’s warehouse lease costs are fixed for a certain period of time, even if customer demand for shipping services in the areas where these warehouse are located decreases.

3PD is subject to expenses that are fixed for varying lengths of time through a significant number of lease agreements for warehousing facilities. These leases expire at various dates through 2018. The fixed nature of 3PD’s lease expenses may limit our ability to react promptly to a decline in demand by its customers for shipping services in the areas where these warehouses are located. The inability to respond promptly to changes in customer demand may have an adverse effect on our financial condition and results of operations. In addition, we may be unable to terminate these leases or find suitable subleases in the event of a rapid reduction in market demand without a material adverse effect on our business, results of operations and financial condition.

A determination by regulators or courts that our independent contractor drivers are employees could expose us to various liabilities and additional costs and our business and results of operations could be adversely affected.

Legislative and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors. Many states have initiated enforcement programs to increase their revenues from items such as unemployment, workers’ compensation and income taxes and a reclassification of independent contractor drivers as employees would help states with these initiatives. Further, class actions and other lawsuits have arisen in our industry seeking to reclassify independent contractor drivers as employees for a variety of purposes, including workers’ compensation, wage-and-hour, and health care coverage. Proposed legislation would make it easier for tax and other authorities to reclassify independent contractor drivers as employees. If our independent contractor drivers are determined to be our employees in any future determinations by regulators or courts, such a determination could increase the likelihood that we would be found liable under respondeat superior or other similar theories in personal injury or other negligence causes of action, and we would incur additional exposure under federal, state and local tax, workers’ compensation, unemployment benefits, labor and employment laws, including for prior periods, as well as potential liability for penalties and interest, which could have a material adverse effect on our results of operations and financial condition and the ongoing viability of our business model.

Additionally, 3PD has been advised of audits by certain states regarding the classification of 3PD’s independent contract carriers and non-final reclassifications of 3PD’s independent contract carriers that 3PD is currently appealing. 3PD is also involved as a defendant in certain class action lawsuits which claim, in part, improper classification of 3PD’s independent contract carriers. If 3PD’s independent contractor drivers are determined to be its employees by regulators or courts in any of the actions involving 3PD or in any future determinations by regulators or courts, we would incur additional exposure under federal, state and local tax, workers’ compensation, unemployment benefits, labor and employment laws, including for prior periods, as well as potential liability for penalties and interest. Pursuant to the stock purchase agreement related to the acquisition of 3PD, the former stockholders, option holders and warrant holders of 3PD have agreed to indemnify us for certain liabilities, including claims related to 3PD’s relationships with its independent contractors, subject to certain limits. However, there can be no assurance that this indemnification will be sufficient to protect us against the full amount of such liabilities.

Similarly, Pacer is also involved as a defendant in certain class action lawsuits and administrative proceedings regarding the improper classification of its independent contractors, which upon completion of the Pacer acquisition, would expose us to potential liabilities of a similar nature.

We may be subject to various claims and lawsuits that could result in significant expenditures.

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment (including wage-and-hour litigation relating to independent contractor drivers, sales representatives, brokerage agents and other individuals), personal injury, property damage, business practices, environmental liability and other matters, including with respect to claims asserted under various theories of agency and employer liability notwithstanding our independent contractor relationships with our transportation providers. During 2012, we spent approximately $2.5 million in litigation-related legal costs. Any material litigation could have a material adverse effect on our business, results of operations, financial condition or cash flows. Businesses that we acquire, including Pacer, also increase our exposure to litigation.

We are involved in litigation in the Fourth Judicial District Court of Hennepin County, Minnesota relating to our hiring of former employees of C.H. Robinson Worldwide, Inc. (“CHR”). In the litigation, CHR asserts claims for breach of contract, breach of fiduciary duty and duty of loyalty, tortious interference with contractual relationships and prospective contractual relationships, misappropriation of trade secrets, violation of the federal Computer Fraud and Abuse Act, inducing, aiding and abetting breaches and conspiracy. CHR seeks temporary, preliminary and permanent injunctions, as well as direct and consequential damages and attorneys’ fees. CHR has asserted that it may seek punitive damages as well. On January 17, 2013, following a hearing, the Court issued an Order Regarding Motion for Temporary Injunction (the “Order”). The Order (as amended on April 16, 2013) prohibits us from engaging in business with certain CHR customers within a specified radius of Phoenix, AZ, until July 1, 2014. On February 7, 2013, CHR filed a First Amended Complaint against us and eight individual defendants who are current or former employees of XPO, including our Chief Operating Officer, Senior Vice President – Strategic Accounts and Vice President – Carrier Procurement and Operations. On April 11, 2013, we moved to dismiss the new claims asserted in that First Amended Complaint and moved to stay discovery pending the Court’s resolution of the motion to dismiss. On August 29, 2013, the Court granted in part and denied in part the motion to dismiss and denied as moot the motion to stay discovery. On September 23, 2013, we filed our Answer to the First Amended Complaint and asserted counterclaims against CHR for violations of the Minnesota Antitrust, Unlawful Trade Practices, and Deceptive Trade Practices Act, as well as tortious interference with contractual relations and prospective contractual relations. We intend to vigorously defend the action in court. The outcome of this litigation is uncertain and could have a material adverse effect on our business and results of operations.

3PD is a defendant in a number of class action and individual lawsuits alleging improper classification of contract carriers as independent contractors rather than employees, among other claims, and seeking damages primarily under varying state laws for alleged improper deductions from wages. Pursuant to the stock purchase agreement by which we acquired 3PD, the former owners of 3PD have agreed to indemnify us for costs and liabilities related to such class action and individual lawsuits, subject to certain limits. Additionally, we are a party to a variety of other legal actions, both as a plaintiff and as a defendant, that arose in the ordinary course of business, and may in the future become involved in other legal actions. We do not currently expect any of these matters or these matters in the aggregate to have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters, or our failure to recover, in full or in part, under the indemnity provisions noted above with the respect to 3PD, could have a material adverse effect on our financial condition, results of operations or cash flows.

In addition, Pacer received notices from the California Labor Commissioner, Division of Labor Standards Enforcement (the “DLSE”), that a total of 149 owner-operators have filed claims with the DLSE. Of these claims, 65 included complaints seeking a total of approximately $9.0 million from Pacer’s subsidiaries. The owner operators allege in these complaints that they should be classified as employees, as opposed to independent contractors, and seek reimbursement for their business expenses, including fuel, tractor maintenance and tractor lease payments. Pacer has not yet received any information regarding amounts claimed by the other 84 independent contractors. A hearing before the DSLE on the first seven claims began on July 8, 2013 and concluded on January 7, 2014, and Pacer is awaiting the hearing examiner’s ruling. One other claim is currently set for hearing on February 27, 2014. The information available to Pacer as of the date of this prospectus supplement does not indicate that it is probable that a liability had been incurred, and Pacer could not reasonably estimate the amount, or range of amounts, of any liability that would be incurred if these claims were resolved against it.

Further, on August 20, 2013 Pacer was served with a complaint styled Manuela Ruelas Mendoza v. Pacer Cartage, California Superior Court, San Diego, Case No. 37-2013-00063453CU-OE-CTL. Ruelas, an independent contractor driver for Pacer Cartage, alleges that she should be considered an employee under the California Labor Code, and seeks pay for meal breaks, rest breaks and overtime, and alleges certain violations of the California Labor Code. Ruelas seeks to maintain the action as a class action on behalf of similarly situated Pacer Cartage contractors. This lawsuit is in the preliminary stages, and no discovery has been conducted. The information available to Pacer as of the date of this prospectus supplement does not indicate that it is probable that a liability had been incurred, and Pacer could not reasonably estimate the amount, or range of amounts, of any liability that would be incurred if these claims were resolved against it.

Our operations are subject to varying liability standards that may result in claims being asserted against us.

With respect to our Expedited Transportation and Freight Forwarding operations, we have primary liability to the shipper for cargo loss and damage for certain liabilities caused by our independent contractor drivers. From time to time, our independent contractor drivers, and the drivers engaged by the transportation providers we contract with, are involved in accidents that may result in serious personal injuries or property damage. The resulting types and/or amounts of damages may be excluded by or exceed the amount of insurance coverage maintained by the contracted transportation provider. In our Freight Brokerage operations, we generally are not liable for damage to our customers’ cargo or in connection with damages arising in connection with the provision of transportation services. However, in our customer contracts, we may agree to assume cargo and other liability, such as for negligence and personal injury, including liability for the actions of transportation providers to which we broker freight and their employees or independent contractor drivers, or for our actions in retaining them. While we endeavor to limit this exposure to matters arising due to our negligence or misconduct, or to cap our exposure at a stated maximum dollar amount, we are not always able to do so. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. A material increase in the frequency or severity of accidents, liability claims, or workers’ compensation claims, or unfavorable resolutions of claims, could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability.

We are subject to regulation beyond our control, which could negatively impact our business.

Our operations are regulated and licensed by various federal and state transportation agencies in the United States and similar governmental agencies in foreign countries in which we operate. These regulatory agencies have authority and oversight of domestic and international transportation services and related activities, licensure, motor carrier operations, safety and security and other matters. We must comply with various insurance and surety bond requirements to act in the capacities for which we are licensed. Our subsidiaries and independent contractors must also comply with applicable regulations and requirements of such agencies. The “Regulation” section of our Annual Report on Form 10-K for the year ended December 31, 2012 under the caption entitled “Business” describes the various licenses obtained by us, Express-1, CGL and XPO Air Charter, as well as proposed, pending and adopted regulations that could significantly affect our business, operations, productivity, independent contractors and capital expenditures. Regulations applicable to Pacer are of a similar nature, but also involve maritime and customs-related matters given the cross-border nature of that business. See “Pacer Business — Government Regulation” in this prospectus supplement.

Through our subsidiaries and business units, we hold various licenses required to carry out our domestic and international services. These licenses permit us to provide services as a motor carrier, property broker, indirect air carrier, Ocean Transportation Intermediary, non-vessel operating common carrier, freight forwarder and ocean freight forwarder. We also are subject to regulations and requirements promulgated by, among others, the U.S. Department of Transportation and FMCSA, the U.S. Department of Homeland Security through the Bureau of U.S. Customs and Border Protection and the U.S. Transportation Security Administration, the U.S. Federal Maritime Commission, International Air Transportation Association, the Canada Border Services Agency and various other international, domestic, state, and local agencies and port authorities. Our failure to maintain our required licenses, or to comply with applicable regulations, could have a material adverse impact on our business and results of operations.

Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our businesses. Higher costs incurred by us, or incurred by our independent contractors or third party transportation providers who pass the increased costs on to us, as a result of future new regulations could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.

Seasonality affects our operations and profitability.

The transportation industry experiences seasonal fluctuations. Our results of operations are typically lower for the first quarter of the calendar year relative to our other quarters. We believe this is due in part to the post-holiday reduction in demand experienced by many of our customers, which leads to more capacity in the non-expedited and service-critical markets and, in turn, less demand for expedited and premium shipping services. In addition, the productivity of our independent contractors and transportation providers generally decreases during the winter season because inclement weather impedes operations.

Work stoppages, weather related issues, or other disruption beyond our and Pacer’s transportation providers control could adversely affect our and Pacer’s operating results.

Both our and Pacer’s transportation services are provided through a network of transportation providers, with Pacer providing a substantial amount of such services through rail providers. Hurricanes, flooding, and other severe weather conditions, as well as other calamities such as earthquakes, fires and acts of terrorism, can cause a disruption in service that can affect the flow of traffic over the entire network. In addition, our and Pacer’s businesses can be adversely affected by labor disputes between railroads and their union employees, seaport strikes and labor renegotiations, foreign labor market disruptions, or by a work stoppage at railroads or local trucking companies servicing rail terminals, including work disruptions involving owner operators under contract with our local trucking operations. These network disruptions result in terminal embargoes, disruption to equipment and freight flows, depressed volumes and revenues, increased costs and other negative effects on our and Pacer’s operations and financial results, particularly, in the case of Pacer, if they have a material effect on major railroad interchange facilities or areas through which a significant amount of Pacer’s rail shipments pass.

Pacer’s international operations subject it to various operational and financial risks which could adversely affect Pacer’s business.

The services Pacer provides outside of the United States subject it to risks resulting from changes in tariffs, trade restrictions, trade agreements, tax policies, difficulties in managing or overseeing foreign operations and agents, different liability standards, issues related to compliance with anti-corruption laws such as the Foreign Corrupt Practices Act and the U.K. Bribery Act, and intellectual property laws of countries which do not protect its rights in its intellectual property, including, but not limited to, its proprietary information systems, to the same extent as the laws of the United States. The occurrence or consequences of any of these factors may restrict Pacer’s ability to operate in the affected region and/or decrease the profitability of its operations in that region. As Pacer, and we, expand our business in foreign countries, we will also be exposed to increased risk of loss from foreign currency fluctuations and exchange controls.

Terrorist attacks, anti-terrorism measures and war could have broad detrimental effects on our business operations.

As a result of the potential for terrorist attacks, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may reduce the productivity of our independent contractors and transportation providers or increase the costs associated with their operations, which we could be forced to bear. For example, security measures imposed at bridges, tunnels, border crossings and other points on key trucking routes may cause delays and increase the non-driving time of our independent contractors and transportation providers, which could have an adverse effect on our results of operations. Congress has mandated 100% security screening of air cargo traveling on passenger airlines. War, risk of war or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could impact our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

Our ability to raise capital in the future may be limited, and our failure to raise substantial additional capital when needed could prevent us from achieving our growth objectives.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Future issuances of our Common Stock will dilute your ownership and our stock price may decline accordingly. Debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Our outstanding Preferred Stock, Convertible Senior Notes and any credit agreements limit our operating and financial flexibility.

We are obligated to pay holders of our Series A Convertible Perpetual Preferred Stock quarterly cash dividends equal to the greater of (i) the “as-converted” dividends on the underlying Common Stock for the relevant quarter, if applicable, and (ii) 4% of the then-applicable liquidation preference per annum. Presently, the aggregate dividends due to holders of our Series A Preferred Stock are $2.9 million each year. Our Series A Preferred Stock has an initial liquidation preference of $1,000 per share, for an aggregate liquidation preference of $73.4 million, subject to adjustment in the event of accrued and unpaid dividends. Accordingly, holders of our Series A Preferred Stock have claim to a substantial portion of our cash flows from operations and liquidity, thereby reducing the availability of our cash flows to fund acquisitions, working capital, capital expenditures, our growth initiatives and other general corporate purposes.

We are obligated to pay holders of our 4.50% Convertible Senior Notes interest semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2013. The Notes will mature on October 1, 2017 unless earlier converted or repurchased. The conversion rate was initially 60.8467 shares of Common Stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $16.43 per share of Common Stock) and is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. We may acquire from time to time our 4.50% Convertible Senior Notes for cash or securities in market transactions, privately negotiated transactions or otherwise, depending on market and other conditions.

We currently have a commitment for debt financing for the Pacer acquisition; if we draw on this facility, we would be subject to certain operating and financial restrictive covenants. Any future credit agreement would also likely contain certain operating and financial restrictive covenants. Such covenants may limit management’s discretion in operating our business and may affect our ability, among other things, to: incur additional debt; pay dividends and make other distributions; prepay subordinated debt; make investments, acquisitions and other restricted payments; create liens; sell assets; and enter into transactions with affiliates. Failure to comply with the covenants under the loan commitment (if drawn) or any future credit agreement may have a material adverse impact on our operations. In addition, if we fail to comply with the covenants under any such credit agreement, and are unable to obtain a waiver or amendment, an event of default would result under the applicable credit agreement. We cannot assure you that we would have sufficient liquidity to repay or refinance borrowings if such borrowings were accelerated upon an event of default.

Risks Related to this Offering and Our Common Stock

The price of our Common Stock historically has been volatile and this volatility may make it difficult for you to resell shares of Common Stock owned by you at times or may make it difficult for you to sell shares of Common Stock at prices you find attractive.

The trading price of our Common Stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected, and may in the future adversely affect, the market price of our Common Stock. Among the factors that could affect our stock price are:

•	changes in financial estimates and buy/sell recommendations by securities analysts or our failure to meet analysts’ revenue or earnings estimates;

•	actual or anticipated variations in our operating results;

•	our earnings releases and financial performance;

•	market conditions in our industry and the general state of the securities markets;

•	fluctuations in the stock price and operating results of our competitors;

•	actions by institutional shareholders;

•	investor perception of us and the industry and markets in which we operate;

•	general economic conditions; and

•	other factors described in this “Risk Factors” section.

The trading price of our Common Stock has fluctuated widely in the past, and we expect that it will continue to fluctuate in the future.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our Common Stock to decline.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors or a committee thereof has the power, without stockholder approval, to designate the terms of one or more series of Preferred Stock and issue shares of Preferred Stock. The ability of our board of directors or a committee thereof to create and issue a new series of Preferred Stock, our stockholders rights plan and certain provisions of Delaware law and our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Stock, which, under certain circumstances, could reduce the market price of our Common Stock.

Sales or issuances of a substantial number of shares of our Common Stock may adversely affect the market price of our Common Stock.

We anticipate that we will fund future acquisitions (including the Pacer acquisition) or our capital requirements from time to time, in whole or part, through sales or issuances of our Common Stock or equity-based securities, subject to prevailing market conditions and our financing needs. Future equity financing will dilute the interests of our then-existing stockholders, and future sales or issuances of a substantial number of shares of our Common Stock or other equity-related securities may adversely affect the market price of our Common Stock. For shares issuable in connection with completion of the Pacer acquisition, see “The Pacer Acquisition” in this prospectus supplement.

We have securities outstanding presently that are convertible into or exercisable for a substantial number of shares of our Common Stock. As of January 24, 2014, there were (i) 30,787,736 shares of our Common Stock outstanding, (ii) 73,425 shares of Series A Convertible Perpetual Preferred Stock outstanding, which are convertible into an aggregate of 10,489,286 shares of our Common Stock (subject to customary anti-dilution adjustments), (iii) Warrants exercisable at any time until September 2, 2021, for an aggregate of 10,678,572 shares of our Common Stock, at an initial exercise price of $7.00 per share of Common Stock (subject to customary anti-dilution adjustments), (iv) 2,754,175 shares of our Common Stock reserved for issuance upon exercise of outstanding stock options or settlement of restricted stock units and (v) 8,046,368 shares reserved for issuance upon conversion of our 4.50% Convertible Senior Notes.

The market price of our Common Stock could decline as a result of sales or future issuances of shares of our Common Stock made after this offering or the perception that such sales or issuances could occur.

Our Chairman and Chief Executive Officer controls a large portion of our voting stock and has substantial control over us, which could limit other stockholders’ ability to influence the outcome of key transactions, including changes of control.

Our Chairman and Chief Executive Officer, Mr. Bradley S. Jacobs, is the managing member of Jacobs Private Equity, LLC (“JPE”), our largest stockholder, and beneficially owns: (i) 67,500 shares of our Series A Convertible Perpetual Preferred Stock held by JPE, which are initially convertible into an aggregate of 9,642,857 shares of our Common Stock, (ii) Warrants held by JPE that are initially exercisable for an aggregate of 9,642,857 shares of our Common Stock at an exercise price of $7.00 per share, (iii) 56,826 shares of our Common Stock that are held directly by Mr. Jacobs and (iv) employee stock options exercisable for 100,000 shares of our Common Stock that have vested or will vest within 60 days. In total, Mr. Jacobs beneficially owns 19,442,540 shares of our Common Stock, which represents approximately 38.8% of our outstanding Common Stock prior to this offering, assuming conversion and exercise of his Series A Convertible Perpetual Preferred

Stock, Warrants and vested stock options and restricted stock units (without reflecting any shares issuable upon conversion of our 4.50% Convertible Senior Notes due October 1, 2017). This significant concentration of beneficial share ownership may adversely affect the trading price for our Common Stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders. Our Series A Preferred Stock votes together with our Common Stock on an “as-converted” basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of shares of the Series A Preferred Stock. In addition, pursuant to the Investment Agreement, dated as of June 13, 2011 (the “Investment Agreement”), by and among JPE, the other investors party thereto and us, Mr. Jacobs, as the managing member of JPE, will have the right to designate for nomination by our board of directors a majority of the members of our board of directors so long as JPE owns securities (including Preferred Stock convertible into, or Warrants exercisable for, securities) representing at least 33% of the voting power of our capital stock on a fully-diluted basis, and will have the right to designate for nomination by our board of directors 25% of the members of our board of directors so long as JPE owns securities (including Preferred Stock convertible into, or Warrants exercisable for, securities) representing at least 20% of the voting power of our capital stock on a fully-diluted basis. Accordingly, Mr. Jacobs can exert significant influence over our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership and the related contractual rights may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Our Common Stock is subordinate to our existing and future indebtedness and Series A Preferred Stock.

Shares of the Common Stock are equity interests in XPO and do not constitute indebtedness. As such, shares of our Common Stock rank junior to all indebtedness and other non-equity claims on XPO with respect to assets available to satisfy claims on XPO, including in a liquidation of XPO. Additionally, we have outstanding shares of Series A Preferred Stock with a liquidation preference of $73,425,000 and an annual cash dividend of 4% of such liquidation preference. Holders of our Common Stock are subject to the prior dividend and liquidation rights of the holders of our Series A Preferred Stock.

We currently do not intend to pay dividends on our Common Stock.

We have never paid, and have no immediate plans to pay, cash dividends on our Common Stock. We currently plan to retain future earnings and cash flows for use in the development of our business and to enhance stockholder value through growth and continued focus on increasing profitability rather than pay dividends on our Common Stock. Accordingly, we do not anticipate paying any cash dividends on our Common Stock in the near future.

Risks Relating to the Pacer Acquisition

The acquisition of Pacer is subject to various closing conditions, and any delay in completing the acquisition may reduce or eliminate the benefits expected.

The acquisition of Pacer is subject to the satisfaction of a number of conditions that may prevent, delay or otherwise materially adversely affect the completion of the transaction, including conditions outside the control of the parties to the merger agreement. See “The Pacer Acquisition — Conditions to the Completion of the Merger” in this prospectus supplement. These conditions include, among other things, Pacer shareholder approval and the expiration or termination of the waiting period applicable under the U.S. antitrust regulations. We cannot predict with certainty whether and when any of these conditions will be satisfied. Any delay in completing the acquisition could cause the combined company not to realize, or delay the realization, of some or all of the benefits that the companies expect to achieve from the transaction.

The acquisition of Pacer is subject to receipt of consent or approval from governmental entities that could delay or prevent the completion of the acquisition or that could cause the abandonment of the acquisition.

To complete the acquisition, we and Pacer may need to obtain approvals or consents from, or make filings with, certain applicable governmental authorities.

While we and Pacer each believe that we will receive all required approvals for the acquisition, there can be no assurance as to the receipt or timing of receipt of these approvals. If any such approvals are required, the receipt of such approvals may be conditional upon actions that the parties are not obligated to take under the merger agreement and other related agreements, which could result in the termination of the merger agreement by us or Pacer, or, if such approvals are received, their terms could reasonably be expected to have a detrimental impact on the combined company following the completion of the acquisition. A substantial delay in obtaining any required authorizations, approvals or consents, or the imposition of unfavorable terms, conditions or restrictions contained in such authorizations, approvals or consents, could prevent the completion of the acquisition or have an adverse effect on the anticipated benefits of the acquisition, thereby adversely impacting the business, financial condition or results of operations of our combined company. See “The Pacer Acquisition” included in this prospectus supplement.

Although we expect that the acquisition of Pacer will result in benefits to our company, we may not realize those benefits because of integration difficulties and other challenges.

The success of the acquisition will depend, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating Pacer’s business with our existing businesses. Our success in realizing these benefits and the timing of this realization depends upon the successful integration of the operations of Pacer into our business. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of Pacer include, among others:

•	our limited experience managing an intermodal business, including cross-border aspects thereof, particularly in Mexico;

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated changes in the combined business due to potential divestitures or other requirements imposed by antitrust regulators;

•	retaining key customers and significant customer contracts, certain of which require customer consent to the acquisition;

•	retaining key independent contractors, and key employees;

•	consolidating corporate and administrative infrastructures;

•	the diversion of management’s attention from ongoing business concerns;

•	the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

We expect to incur significant one-time costs in connection with the acquisition and the related integration of the Pacer business. The costs and liabilities actually incurred in connection with the acquisition and subsequent integration process may exceed those anticipated.

We and Pacer may not accomplish this integration smoothly, successfully or within the anticipated costs or timeframe. The diversion of the attention of management from its current operations to the integration effort and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from the acquisition and could adversely affect our business.

We may lose employees due to uncertainties associated with the acquisition of Pacer and may not be able to hire qualified new employees.

The success of the combined company after the acquisition of Pacer will depend in part upon our ability to retain key employees. Competition for qualified personnel can be intense. In addition, key employees may depart because of issues relating to the uncertainty or difficulty of integration or a desire not to remain with the combined company. Accordingly, no assurance can be given that we will be able to attract, retain or motivate key employees or qualified new employees. If, despite retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration, the combined company’s business could be adversely impacted.

If we successfully acquire Pacer, the acquired business may underperform relative to our expectations.

Following completion of the acquisition of Pacer, we may not be able to maintain the levels of revenue, earnings or operating efficiency that we and Pacer have achieved or might achieve separately. Pacer’s business and financial performance are subject to certain risks and uncertainties, including the risk of the loss of, or changes to, its relationships with its customers and independent contractors. We may be unable to achieve the same growth, revenues and profitability that Pacer has achieved in the past.

In addition, Pacer’s business is similar to ours in many respects and the acquisition will increase our exposure to many of the operational and other risks described in this prospectus supplement, including dependence on third parties in the operation of its business, customer concentration, short customer contract lengths and the potential for various claims and litigation.

The obligations and liabilities of Pacer, some of which may be unanticipated or unknown, may be greater than we have anticipated, which may diminish or eliminate the value of Pacer to us.

Pacer’s obligations and liabilities, some of which may not have not been disclosed to us or may not be reflected or reserved for in Pacer’s historical financial statements, may be greater than we have anticipated. The obligations and liabilities of Pacer, individually or in the aggregate, could have a material adverse effect on Pacer’s business or Pacer’s value to us or on our business, financial condition or results of operations.

The unaudited pro forma financial statements included in this prospectus supplement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the acquisition of Pacer.

The unaudited pro forma financial statements contained in this prospectus supplement are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the combined company’s financial condition or results of operations following the acquisition for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information” included in this prospectus supplement. The actual financial condition and results of operations of the combined company following the acquisition may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the acquisition. Further, in connection with the issuance of our Common Stock in the Pacer acquisition, we will file a registration statement on Form S-4 with the SEC that will include the same unaudited pro forma information that is contained in this prospectus supplement. The Form S-4 will be subject to review by the SEC and the SEC may have comments, including comments on the pro forma financial statements which may cause us to change such pro forma financial statements in the Form S-4 in a material manner. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price of shares of our Common Stock after completion of the merger.

Pending litigation against Pacer and XPO could result in an injunction preventing completion of the merger, the payment of damages in the event the merger is completed and/or may adversely affect the combined company’s business, financial condition or results of operations following the merger.

In connection with the merger, purported shareholders of Pacer have filed several shareholders class action lawsuits against Pacer, its board of directors and XPO in Tennessee. Among other remedies, the plaintiffs seek to enjoin the merger. If a final settlement is not reached, or if a dismissal is not obtained, these lawsuits could prevent or delay completion of the merger and result in substantial costs to XPO and Pacer, including any costs associated with the indemnification of directors. Additional lawsuits may be filed against XPO and/or Pacer related to the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition or results of operations.

The failure to successfully combine the businesses of XPO and Pacer in the expected time frame may adversely affect our future results, which may adversely affect the value of the shares of our Common Stock.

The success of the merger will depend, in part, on the ability of XPO to realize the anticipated benefits from combining the businesses of XPO and Pacer. To realize these anticipated benefits, XPO’s and Pacer’s businesses must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger.

XPO and Pacer, including their respective subsidiaries, have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in their standards, controls, procedures and policies. Any or all of those occurrences could adversely affect the combined company’s ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on us.

If the Pacer acquisition is not completed, our management will have broad discretion over the use of the proceeds and might not apply the proceeds in ways that increase the value of your investment.

The acquisition of Pacer is subject to the satisfaction of a number of conditions that may prevent, delay or otherwise materially adversely affect the completion of the transaction, including conditions outside the control of the parties to the merger agreement. See “The Pacer Acquisition — Conditions to the Completion of the Merger” in this prospectus supplement. If the Pacer acquisition is not completed, we will use the net proceeds of this offering for general corporate purposes, which may include strategic acquisitions and the repayment or refinancing of outstanding indebtedness. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

THE PACER ACQUISITION

The following summary describes material provisions of the merger agreement. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, a copy of which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on January 6, 2014, which is incorporated by reference into this prospectus supplement. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement. The representations and warranties contained in the merger agreement are not intended to be a source of business or operational information about XPO or Pacer as such representations and warranties are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality and are modified or qualified by information contained in the parties’ public filings and in the disclosure schedules exchanged by the parties. Business and operational information regarding XPO and Pacer can be found elsewhere in this prospectus supplement and in the other public documents that XPO and Pacer file with the SEC. See “Available Information and Incorporation of Information by Reference.”

Summary of Acquisition

On January 5, 2014, we entered into a merger agreement with Pacer and Acquisition Sub, Inc., a Tennessee corporation and wholly owned subsidiary of ours (“Merger Sub”), providing for the acquisition of Pacer by XPO. Pursuant to the terms of the merger agreement, Merger Sub will be merged with and into Pacer, with Pacer continuing as the surviving corporation and an indirect wholly owned subsidiary of XPO. Under the terms of the proposed transaction, shareholders of Pacer will receive $6.00 in cash and a fraction of a share of XPO common stock equal to $3.00 of our Common Stock for each share of Pacer common stock divided by the XPO reference stock price, subject to a price collar (described in more detail below), for a total market value of $335 million and a total enterprise value of $296 million (based on the closing price of our stock on January 24, 2014).

Structure and Completion of the Merger

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, and in accordance with the Tennessee Business Corporation Act, Merger Sub, an indirect wholly owned subsidiary of XPO, will merge with and into Pacer, with Pacer surviving the merger and continuing as an indirect wholly owned subsidiary of XPO.

Closing and Effective Time of Merger

The articles of merger will be filed on, and the consummation of the merger will occur on, the third business day following the date on which the last of the conditions to completion of the merger (other than those conditions that are waived or by their nature are to be satisfied by actions taken at the closing of the merger) is satisfied or on such other date as XPO and Pacer may agree in writing.

Merger Consideration

In the merger, each share of Pacer issued and outstanding as of immediately prior to the merger (other than shares owned by Pacer’s subsidiaries, XPO, Merger Sub or any of their subsidiaries) will be converted into the right to receive a combination of:

•	$6.00 in cash; and

•

a fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock.

Treatment of Pacer Stock Options and Other Equity-Based Awards

Stock Options

At the effective time of the merger, each outstanding option to purchase shares under Pacer’s stock plans, vested or unvested, will be cancelled and will entitle the holders of the options to receive an amount in cash (less applicable taxes required to be withheld) equal to the total number of shares subject to the option immediately prior to the effective time multiplied by the excess, if any, of (1) the sum of (a) the per share cash consideration plus (b) an amount in cash equal to the product of (i) the XPO reference stock price and (ii) the per share stock consideration (such sum, the “option cash amount”), over (2) the exercise price per share under the stock option. If the exercise price of a Pacer option is greater than or equal to the option cash amount, the option will be cancelled for no consideration.

Restricted Shares

At the effective time of the merger, each outstanding Pacer common share subject to vesting, repurchase or other lapse restrictions (a “restricted share”) will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to each restricted share, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

Restricted Stock Units

At the effective time of the merger, each outstanding restricted stock unit granted under Pacer’s stock plans will, by virtue of the merger, be cancelled and entitle the holder to receive the per share merger consideration with respect to each restricted stock unit, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

Performance Stock Units

At the effective time of the merger, each performance stock unit under Pacer’s stock plans, to the extent that they are unvested, will vest as follows: for completed performance periods, the portion of the performance stock unit eligible for vesting based on achievement of the applicable performance targets set forth in the applicable award agreement will vest, and for performance periods that have not been completed as of the effective time, the related performance stock units will vest as if the target level of performance had been achieved as of the effective time. All of such vested performance stock units will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration, less applicable taxes required to be withheld with respect to such payment (which will be withheld from the per share cash consideration portion of the merger consideration).

Conduct of Business Pending Completion of the Merger

Each of Pacer and XPO has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses and the businesses of their subsidiaries between the date of the merger agreement and the effective time of the merger. In general, each of Pacer and XPO has agreed to conduct its business in the ordinary and usual course consistent with past practice, and to use their respective reasonable best efforts to preserve intact their business organizations, assets and lines of business, and maintain its and their existing relations and goodwill with governmental entities, customers, suppliers, employees and agents.

In addition, between the date of the merger agreement and the effective time of the merger, Pacer has agreed, except (i) as expressly required by the merger agreement, (ii) as XPO may approve in writing (such approval not to be unreasonably withheld), (iii) as required by applicable laws or definitive interpretations thereof by any governmental entity or (iv) as set forth in the corresponding section of Pacer’s disclosure letter, that Pacer will not and will not permit any of its subsidiaries to:

•	adopt any amendments to its charter or bylaws;

•

(1) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than the merger agreement); (2) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of any other business organization; (3) take or omit to take any action that would cause any rights under material intellectual property to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice; or (4) enter into a joint venture or partnership or similar third-party business enterprise;

•

acquire assets outside of the ordinary course of business or capital stock from any other person, other than (1) acquisitions of assets at or below fair market value with a purchase price not in excess of $500,000 individually or $2,000,000 in the aggregate and (2) acquisitions pursuant to contracts in effect as of the date of the merger agreement and set forth in Pacer’s disclosure letter;

•

issue, sell, pledge, dispose of, grant, transfer, encumber or authorize any of the foregoing with respect to any shares of capital stock of Pacer or any its subsidiaries or securities convertible or exchangeable into any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities;

•	make any loans, advances or capital contributions to or investments in any person or entity (other than to Pacer or one of its subsidiaries);

•

(1) declare, set aside or pay any dividend or other distribution; (2) split, combine or reclassify any Pacer common shares; (3) redeem, purchase or otherwise acquire any capital stock or other rights of Pacer or its subsidiaries (subject to certain exceptions); or (4) enter into any agreement with respect to the sale of Pacer’s capital stock or other rights; provided that Pacer’s subsidiaries may continue to make dividends and distributions paid or made on a pro rata basis in the ordinary course consistent with past practice;

•	redeem, repurchase, assume or otherwise become liable for or modify the terms of any of Pacer or its subsidiaries’ indebtedness in excess of $700,000;

•

settle any claim, action or proceeding other than in the ordinary course of business consistent with past practice involving money damages in excess of $250,000 individually or $1,000,000 in the aggregate or waive any claims of substantial value, provided that any action relating to the merger agreement or the merger shall be settled only in accordance with the provisions of the merger agreement;

•

make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures not in excess of 125% of the annual budgeted capital expenditure amounts set forth in Pacer’s existing capital budget;

•	make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or a governmental entity;

•	enter into any material contract, modify, amend or terminate any material contract in any material respect or waive or grant the release of any material rights under, or renew, any material contract;

•

make, change or revoke any material tax election (except as consistent with past practice and as would not result in a material tax liability for, or a material increase in the taxes payable by, Pacer or any of its subsidiaries following the closing), settle or compromise any audit or proceeding, or enter into any closing agreement, relating to a material tax liability, tax attribute or tax refund, except to the extent adequately and specifically reserved for on Pacer’s financial statements in accordance with GAAP (in an amount not exceeding the amount so reserved for), change any material method of tax accounting or tax period, request any material tax ruling, file any material amended tax return, or execute or consent to any waivers extending the statutory period of limitations with respect to any material tax return except as consistent with past practice;

•

transfer, sell, lease, or otherwise dispose of any assets or businesses of Pacer or its subsidiaries other than equipment, inventory, supplies and other assets in the ordinary course of business consistent with past practice, transfers of property and/or assets for consideration not greater than $100,000 individually or $500,000 in the aggregate or transfers among Pacer and its subsidiaries;

•

except as required by applicable law, (1) grant or provide any severance or termination payments or benefits to any director, officer or other employee of Pacer or any of its subsidiaries, except in connection with termination of employees who earn base salaries of less than $100,000 in the ordinary course of business consistent with past practice and pursuant to existing Pacer benefit plans (with certain exceptions); (2) increase or agree to increase the compensation or make any new equity awards, to any director, officer or other employee of Pacer or any of its subsidiaries, except for certain increases and awards, (3) establish, adopt, terminate, accelerate benefits under or materially amend any benefit plan (with certain exceptions) or (4) hire or terminate the employment (other than for cause) of any officer whose annual base salary exceeds $100,000;

•

take any action to exempt or make any person or entity (other than XPO) or action (other than the transactions contemplated by the merger agreement) not subject to applicable sections of the TBCA or any other potentially applicable anti-takeover or similar statute or regulation, or the provisions of Pacer’s charter;

•	permit any material insurance policy to terminate or lapse without replacing such policy, or amend or cancel any material insurance policy without replacing such policy; or

•	agree, authorize or commit to do any of the foregoing.

XPO has agreed to a more limited set of restrictions on its business prior to the completion of the merger. Between the date of the merger agreement and the effective time of the merger, XPO has agreed, except (i) as expressly required by the merger agreement, (ii) as Pacer may approve in writing (such approval not to be unreasonably withheld), (iii) as required by applicable laws or definitive interpretations thereof by any governmental entity or (iv) as set forth in the corresponding section of XPO’s disclosure letter, that XPO will not and will not permit any of its subsidiaries to:

•	adopt any amendments to XPO’s charter or bylaws, in each case in any manner that would adversely affect the consummation of the merger;

•

other than transactions among Pacer and its subsidiaries, (1) adopt a plan of complete or partial liquidation or dissolution or (2) (i) adopt a plan of merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than the merger agreement) or (ii) acquire by merging or consolidating XPO or its subsidiaries with, or by purchasing a material equity interest in or material portion of the assets of, or by any other manner, any business or any corporation, partnership, or other business organization or division thereof that would be material to XPO, in each case to the extent that such action would reasonably be expected to prevent or materially delay the consummation of the merger;

•

(1) declare, set aside or pay any dividend or other distribution with respect to its capital stock, except for dividends by any of XPO’s subsidiaries to XPO or any other of XPO’s subsidiaries or (2) split, combine or reclassify shares of XPO common stock or any other outstanding capital stock of XPO or any of its subsidiaries; or

•	agree, authorize or commit to do any of the foregoing.

Conditions to the Completion of the Merger

Each party’s obligation to consummate the merger is subject to the satisfaction or waiver of the following conditions:

•	the agreement shall have been approved by the holders of a majority of outstanding Pacer common shares;

•	the waiting period applicable to the consummation of the merger under the HSR Act shall have expired or been terminated;

•

no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law that shall be in effect that restrains, enjoins or otherwise prohibits consummation of the merger;

•	the Form S-4 related to the issuance of our Common Stock as part of the merger consideration shall have become effective under the Securities Act; and

•	the shares of XPO common stock to be issued in the merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

XPO and Merger Sub’s obligation to consummate the merger is subject to the satisfaction or waiver of the following conditions:

•

(i) the representations and warranties of Pacer in the merger agreement regarding organization, good standing and qualification, capital structure (except regarding the capital stock and stock plans) and corporate authority, approval and fairness shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such earlier date); (ii) the representation and warranty of Pacer in the merger agreement regarding the absence of certain changes shall be true and correct in all respects as of the same date and time and subject to the same exceptions; and (iii) the representations and warranties regarding Pacer’s capital stock and stock plans shall also be true and correct in all respects (except for any de minimis inaccuracy) as of the same date and time and subject to the same exception;

•

each of the other representations and warranties of Pacer in the merger agreement shall be true and correct in all respects (without regard to any materiality or material adverse change qualifications contained therein) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation or warranty expressly speaks as of an earlier date in which case, the representation or warranty shall be true and correct as of such earlier date) provided that this condition shall be satisfied even if the representations and warranties are not so true and correct unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or is likely to have a material adverse change on Pacer;

•	Pacer shall have performed all obligations required to be performed by it under the merger agreement in all material respects at or prior to the closing date; and

•

since the date of the merger agreement, there shall not have occurred any change that has had or would be reasonably likely to have, individually or in the aggregate, a material adverse change on Pacer.

Pacer’s obligations to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•

(i) the representations and warranties of XPO in the merger agreement regarding organization, good standing and qualification, capital structure (except regarding the capital stock and stock plans) and corporate authority, approval and fairness shall be true and correct in all material respects as of the date of this agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such earlier date); (ii) the representation and warranty of XPO in the merger agreement regarding the absence of certain changes shall be true and correct in all respects as of the same date and time and subject to the same exceptions; and (iii) the representations and warranties regarding XPO’s capital stock and stock plans shall also be true and correct in all respects (except for any de minimis inaccuracy) as of the same date and time and subject to the same exception;

•

each of the other representations and warranties of XPO and Merger Sub in the merger agreement shall be true and correct in all respects (without regard to any materiality qualifications) as of the date of this agreement and as of the closing date as though made on and as of such date provided that this condition shall be satisfied even if the representations and warranties are not so true and correct unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or is likely to have a material adverse change on XPO;

•	XPO and Merger Sub shall have performed all obligations required to be performed by them under the merger agreement in all material respects at or prior to the closing date; and

•	since the date of the merger agreement, there shall not have occurred any change that has had or would be reasonably likely to have, individually or in the aggregate, a material adverse change on XPO.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, even after receipt of Pacer’s shareholders’ approval, by the mutual written consent of Pacer and XPO, and under the following circumstances:

•

by either party if the merger is not consummated by July 5, 2014, which may be extended to October 5, 2014 (we refer to such date as it may be extended as the “outside date”) if the reason for the delay is limited to the receipt of antitrust approvals or regulatory approvals (provided that the right to terminate the merger agreement will not be available to a party whose failure to fulfill any obligation under the agreement caused the failure of the merger to be consummated by such date);

•

by either party if a permanent injunction or other order which is final and non-appealable is issued preventing or prohibiting consummation of the merger (provided that the right to terminate the merger agreement will not be available to a party whose failure to fulfill any obligation under the agreement has been the cause of such action or event);

•	by either party if the Pacer special meeting concludes without the necessary vote to approve consummation of the merger;

•

by either party if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by the other party, or any of the other party’s representations or warranties becomes untrue after the date of the agreement, that causes a closing condition to fail, and such breach or failure has not been cured prior to the earlier of (i) 30 days written notice by the other party or (ii) the outside date (provided that the terminating party is not then in breach of any representation, warranty or covenant that would cause a material adverse change);

•

by Pacer before the Pacer shareholder vote, if Pacer’s board of directors authorizes Pacer to, or if Pacer does, enter into a definitive agreement with respect to a superior proposal, and Pacer pays XPO the termination fee in immediately available funds; or

•	by XPO if Pacer’s board of directors changes or withdraws its recommendation to the Pacer shareholders that they approve the merger agreement.

Termination Fee and XPO Expenses

Pacer will pay XPO a $12.4 million termination fee in the following circumstances:

•	Pacer terminates the merger agreement because Pacer’s board of directors authorizes Pacer to, or Pacer does, enter into a definitive agreement with respect to a superior proposal;

•	XPO terminates the merger agreement because Pacer’s board of directors changes or withdraws its recommendation to the Pacer shareholders that they approve the merger agreement;

•

either party terminates because the merger is not consummated by the outside date and at the time of such termination the vote of Pacer’s shareholders to approve the merger has not yet occurred and there has been a change in the recommendation of Pacer’s board of directors; or

•

either party terminates because (1) the merger agreement is not consummated by the outside date (although if Pacer terminates, XPO must have been entitled to terminate the agreement for the same reason or because Pacer’s shareholders had not voted to approve the merger) or (2) the Pacer special meeting concludes without the necessary vote to approve consummation of the merger, and before termination an acquisition proposal is made public, and within 12 months of the date the merger agreement is terminated, Pacer enters into a definitive agreement with respect to any acquisition proposal or the transactions contemplated by any acquisition proposal are consummated (provided that the proposal is for more than 50% of the total voting power of any class of equity securities of Pacer, or to acquire 50% or more of Pacer’s outstanding shares representing 50% or more of Pacer’s total voting power, or to acquire assets or businesses of Pacer representing 50% or more of Pacer’s consolidated total assets).

If XPO terminates the merger agreement due to Pacer’s breach of its representations, warranties or covenants, Pacer must pay XPO $5.0 million in respect of XPO’s fees and expenses incurred in connection with the merger agreement and its related transactions. If the merger agreement is terminated by either party due to a failure of Pacer’s shareholders to approve the merger, Pacer must pay XPO $3.0 million in respect of XPO’s fees and expenses incurred in connection with the merger agreement and related transactions. In no event shall XPO be entitled to receive the termination fee more than once, the full termination fee and these cash payments, or both of the cash payments.

If Pacer terminates the agreement due to XPO’s breach of its representations, warranties or covenants, XPO must pay Pacer $5.0 million in respect of the fees and expenses incurred by Pacer in connection with the merger agreement and its related transactions.

Pacer Management

In connection with the execution of the merger agreement, certain of Pacer’s executive officers (Daniel W. Avramovich, John J. Hafferty, Florian Kete, Michael F. Killea, Julie A. Krehbiel, Robert W. Noonan, and F. Franklin Sutherland) entered into amendments to their employment agreements with Pacer that will become effective upon the effective time of the merger. XPO is also a party to the employment agreement amendments. The employment agreement amendments provide for the following:

•	A fixed term of employment through December 31, 2016, subject to earlier termination in accordance with the terms of the employment agreement as so amended.

•	The termination and forfeiture of the executive’s enhanced severance benefits payable by Pacer following a change in control pursuant to an existing severance letter between Pacer and the executive.

•

The extension of the executive’s non-competition and non-solicitation covenants in favor of XPO and its affiliates to the later of December 31, 2016, or one year from the effective date of the termination of the executive’s employment with Pacer for any reason (except that, in the case of Messrs. Kete, Noonan and Sutherland, such extension is for (a) one year from the effective date of the termination of his employment with Pacer for any reason if such termination occurs on or prior to December 31, 2016, or (b) six months from the effective date of the termination of his employment with Pacer for any reason if such termination occurs after December 31, 2016).

•

The executive’s investment upon the effective time of the merger in shares of common stock of XPO with an aggregate value at that time equal to 50% of the after-tax value of the amounts received by the executive with respect to the executive’s Pacer options, and unvested restricted shares, restricted stock units, and performance stock units, in each case, outstanding immediately prior to the effective time of the merger (the “Equity Rollover Amount”), and the executive’s retention of one-half of such shares until the first anniversary of the effective time of the merger and the other half of such shares until the second anniversary thereof.

•

The grant by XPO to the executive of restricted stock units under XPO’s Amended and Restated 2011 Omnibus Incentive compensation Plan (the “XPO Incentive Plan”) with an aggregate fair market value at the effective time of the merger equal to 50% of the value of the base salary continuation severance benefit that the executive would otherwise have been entitled to receive under the executive’s supplemental severance Benefit Letter with such restricted stock units vesting 25% upon the effective time of the merger and 25% on each of December 31, 2014, 2015 and 2016, subject to executive’s continued employment through each such date, and subject to a retention period ending on December 31, 2016 (the “Initial XPO Grant”). In the event that the executive’s employment is terminated without “cause” or by the executive for “good reason” within the eighteen months following the effective time of the merger, the executive will vest in the number of restricted stock units scheduled to vest on the nearest approaching vesting date. In the event that the executive’s employment is terminated without “cause” or by the executive for “good reason” other than during the eighteen month period following the effective time of the merger, the executive will vest in a number of restricted stock units equal to the product of (a) the number of restricted stock units scheduled to vest on the nearest approaching vesting date, and (b) a fraction equal to the number of the days from the last vesting date through the date of termination of employment divided by 365.

•

The grant by XPO to the executive of additional restricted stock units under the XPO Incentive Plan with an aggregate fair market value at the effective time of the merger equal to 50% of the Equity Rollover Amount, with such additional restricted stock units vesting 33.4% on the first anniversary of the effective time of the merger and 33.3% on each of the second and third anniversaries thereof, subject to the executive’s continued employment through each such date, and subject to a retention period ending on the third anniversary of the effective time of the merger. In the event that the executive’s employment is terminated by XPO without “cause” or by the executive for “good reason,” the executive will vest in a number of restricted stock units equal to the product of (a) the number of restricted stock units scheduled to vest on the nearest approaching vesting date, and (b) a fraction equal to the number of the days from the last vesting date (or the effective time of the merger, if no vesting date has yet occurred) through the date of termination of employment divided by 365.

•

The accelerated vesting of all XPO restricted stock units upon the occurrence of a “change of control” of XPO while the executive is still employed by XPO or upon the executive’s death or “disability” (each as defined in the XPO Incentive Plan).

The Financing Transactions

On January 5, 2014, in connection with entering into the merger agreement for the acquisition of Pacer, XPO and its subsidiary 3PD entered into a commitment letter (the “Commitment Letter”) with Credit Suisse Securities (USA) LLC and Credit Suisse AG (collectively, “Credit Suisse”). As more fully described below, the Commitment Letter provides that Credit Suisse will commit to provide to 3PD a $250 million senior secured first lien term loan facility (the “First Lien Facility”) and a $75 million senior secured second lien term loan facility (the “Second Lien Facility” and, together with the First Lien Facility, the “Facilities”). If we receive net cash proceeds of certain indebtedness or this offering of our Common Stock or any other offering of equity securities

(other than intercompany issuances or issuances under employee stock plans or other benefit or employee incentive arrangements), in each case in an aggregate amount equal to or greater than $75 million, then the commitments with respect to the Facilities shall be automatically and permanently reduced by an amount equal to the amount of such net cash proceeds; provided that if the aggregate amount of such net cash proceeds is less than the aggregate committed amount of both of the Facilities, such amounts shall first reduce the commitments under the Second Lien Facility and then reduce the commitments under the First Lien Facility until the commitments with respect to the First Lien Facility are not less than $125 million.

In addition to using the proceeds of the Facilities to consummate the acquisition of Pacer, we may use a portion of the proceeds of the Facilities for working capital purposes or other general corporate purposes. The commitments to provide the Facilities are subject to various conditions, including (i) the absence of a material adverse change having occurred with respect to Pacer and its subsidiaries, (ii) the execution of definitive documentation reflecting the terms set forth in the Commitment Letter and (iii) other customary closing conditions. Upon consummation of this offering of Common Stock, we may terminate the commitments with respect to the Facilities or such commitments may be reduced as described above.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $425,250,000. If the underwriters exercise their option to purchase additional shares in full, the net proceeds of this offering will be approximately $489,037,500. “Net proceeds” is what we expect to receive after paying the underwriting discounts and commissions and other estimated expenses of the offering. We expect to use the net proceeds of this offering, together with cash on hand, to finance the cash portion of the consideration payable for Pacer, to pay related fees and expenses and for general corporate purposes, which may include strategic acquisitions and the repayment or refinancing of outstanding indebtedness. As described elsewhere in this prospectus, Pacer is a leading provider of intermodal transportation services in North America and the largest provider of cross-border intermodal services in Mexico. Although there can be no assurance, we expect the acquisition to close in the second quarter of 2014.

This offering is not contingent on completion of the Pacer acquisition. In the event that the Pacer acquisition is not completed, we will not have any obligation to offer to repurchase the Common Stock sold in this offering. If the Pacer acquisition is not completed, we will use the net proceeds of this offering for general corporate purposes, as described above. Pending application of the net proceeds of this offering for the foregoing purposes, we expect to invest such net proceeds in high-quality, short-term debt securities.

The estimated net proceeds from this offering reflected above have been calculated by assuming a public offering price of $28.35 per share of Common Stock, which is equal to the last reported sale price of the Common Stock on the New York Stock Exchange on January 24, 2014. A $1.00 increase (decrease) in the public offering price of the Common Stock would increase (decrease) the estimated net proceeds received by us from this offering by approximately $15,000,000 (or approximately $17,250,000 if the underwriters’ option to purchase additional shares of Common Stock is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses to be paid by us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2013 (i) on an historical basis, (ii) on an as-adjusted basis to give effect to (a) aggregate cash purchase prices of $113.6 million for the acquisition of Optima and NLM, (b) conversion of $10 million aggregate principal amount of 4.50% Convertible Senior Notes and (c) the drawdown on the revolving credit facility of $75.0 million during the fourth quarter to partially finance such acquisitions and (iii) on an as further adjusted basis giving effect to (a) this offering but not the application of our net proceeds from this offering to fund the cash portion of the Pacer acquisition (assuming a public offering price of $28.35 per share, the closing price of our Common Stock on January 24, 2014); assuming no exercise of the underwriters’ option to purchase additional shares, and (b) the repayment of $75.0 million borrowed against the revolving credit facility. The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements, including the accompanying notes, which are incorporated by reference in this prospectus supplement and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our Annual Report on Form 10-K filed with the SEC on March 12, 2013, as well as our Quarterly Report on Form 10-Q filed with the SEC on November 5, 2013, each of which is incorporated herein by reference.

	As of September 30, 2013
	Actual	As adjusted	As further adjusted
Total cash and cash equivalents(1)	$67,259	$26,966	$360,206
Miscellaneous debt	1,182	1,182	1,182
Revolving credit facility		75,000	—
Convertible senior notes(2)	112,717	104,807	104,807
Portion of long-term debt classified as equity	32,899	27,929	27,929
Stockholders’ equity:
Preferred stock, $.001 par value; 10,000,000 shares authorized, 74,225 shares issued and outstanding	42,765	42,765	42,765
Common stock, $.001 par value; 150,000,000 shares authorized, 29,960,689 and 18,002,985 shares issued, respectively, and 29,915,689 and 17,957,985 shares outstanding, respectively	29	30	45
Additional paid-in capital	514,508	526,439	934,664
Treasury stock, at cost, 45,000 shares held	(107)	(107)	(107)
Accumulated deficit	(100,448)	(101,193)	(101,193)

Total stockholders’ equity	$456,747	$467,934	$876,174

Total capitalization	$570,646	$648,923	$982,163

(1)	Since September 30, 2013, we completed the acquisition of Optima and NLM for aggregate cash purchase prices of $113.6 million. As of December 31, 2013, total cash and cash equivalents was equal to approximately $17.7 million.

(2)	As of September 30, 2013, we had approximately $143.8 million of our 4.50% Convertible Senior Notes outstanding. Since September 30, 2013, approximately $10.0 million aggregate principal amount of Convertible Senior Notes have converted to common shares.

MARKET FOR THE COMMON STOCK AND DIVIDENDS

Our Common Stock is listed and traded on the NYSE under the symbol “XPO.” The table below sets forth, for the quarters indicated, the high and low closing sales prices (adjusted for the 4-for-1 reverse stock split effective September 2, 2011) for our Common Stock on the NYSE.

	High	Low
2011
First Quarter	$12.12	$8.48
Second Quarter	$13.28	$8.28
Third Quarter	$17.00	$7.67
Fourth Quarter	$12.66	$6.98
2012
First Quarter	$18.34	$11.35
Second Quarter	$19.02	$15.25
Third Quarter	$16.50	$11.93
Fourth Quarter	$17.38	$11.60
2013
First Quarter	$18.59	$16.60
Second Quarter	$18.25	$15.82
Third Quarter	$25.41	$17.96
Fourth Quarter	$26.45	$19.50
2014
First Quarter (through January 27, 2014)	$30.31	$27.31

On January 24, 2014, the last reported sale price of our Common Stock on the NYSE was $28.35 per share and there were 30,787,736 shares of our Common Stock outstanding.

We have never paid, and have no immediate plans to pay, cash dividends on our Common Stock. We currently plan to retain future earnings and cash flows for use in the development of our business and to enhance stockholder value through growth and continued focus on increasing profitability rather than pay dividends on our Common Stock. We expect that any future credit agreement we enter into will impose restrictions on our ability to pay cash dividends on our Common Stock. In addition, our outstanding shares of Series A Convertible Perpetual Preferred Stock restrict the payment of dividends on our Common Stock in the event the full dividends on our Series A Preferred Stock have not been paid. Accordingly, we do not anticipate paying any cash dividends on our Common Stock in the near future. Future payment of dividends on our Common Stock would depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements and related notes combine the historical consolidated balance sheets and statements of operations of XPO, the consolidated balance sheets and statements of comprehensive income of Pacer, the consolidated statements of comprehensive loss of 3PD Holding, Inc. the combined statement of operations of Turbo Logistics, Inc. and Turbo Dedicated, Inc. (which we refer to collectively as “Turbo”), and the consolidated statement of operations of Kelron Corporate Services Inc. and Kelron Distribution Systems (Cleveland) LLC (which we refer to collectively, as “Kelron”).

For purposes of preparing the unaudited pro forma condensed combined financial statements, XPO has combined the XPO consolidated statement of operations for the twelve months ended December 31, 2012 with Pacer’s consolidated statement of comprehensive income for the period ended December 31, 2012, 3PD’s consolidated statement of comprehensive loss for the period ended December 31, 2012, Turbo’s combined statement of operations for the period ended October 23, 2012, and Kelron’s consolidated statement of operations for the period ended August 2, 2012. The results of Turbo and Kelron for the remainder of the year ended December 31, 2012 were included with the XPO historical results. For purposes of preparing the unaudited pro forma condensed combined financial statements for the nine months ended September 30, 2013, XPO has combined the XPO condensed consolidated statement of operations and Pacer’s condensed consolidated statement of comprehensive income for the nine months ended September 30, 2013 and 3PD’s consolidated statement of comprehensive loss for the period ended August 14, 2013.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 give effect to the transactions as if they had occurred on January 1, 2012. The unaudited pro forma condensed combined balance sheet assumes that the merger was completed on September 30, 2013. The unaudited pro forma condensed combined balance sheet and condensed combined statement of operations of XPO as of and for the nine months ended September 30, 2013 were derived from its unaudited condensed consolidated financial statements as of September 30, 2013 (as filed on its Form 10-Q with the SEC on November 5, 2013). The unaudited pro forma condensed combined statement of operations of XPO for the twelve months ended December 31, 2012 was derived from the audited consolidated financial statements of XPO for the year ended December 31, 2012 (as filed on its Form 10- K with the SEC on March 12, 2013). The unaudited pro forma condensed combined balance sheet and condensed combined statement of operations of Pacer as of and for the nine months ended September 30, 2013 were derived from its unaudited condensed consolidated financial statements as of September 30, 2013 incorporated by reference into this proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations of Pacer for the twelve months ended December 31, 2012 was derived from its audited consolidated financial statements for the twelve months ended December 31, 2012 incorporated by reference into this proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations of 3PD for the 226 days ended August 14, 2013 was derived from its unaudited consolidated financial statements for the 226 days ended August 14, 2013. The unaudited pro forma condensed combined statement of operations of 3PD for the twelve months ended December 31, 2012 was derived from its audited consolidated financial statements for the twelve months ended December 31, 2012 (as filed with the SEC in Exhibit 99.2 to XPO’s Form 8-K/A on August 5, 2013). The unaudited pro forma condensed combined statement of operations of Turbo for the 297 days ended October 23, 2012 was derived from its unaudited combined financial statements for the 297 days ended October 23, 2012. The unaudited pro forma condensed combined statement of operations of Kelron for the 215 days ended August 2, 2012 was derived from its unaudited combined financial statements for the 215 days ended August 2, 2012.

The historical consolidated financial information of XPO, the consolidated financial information of Pacer, the consolidated financial information of 3PD, the combined financial information of Turbo, and the consolidated financial information of Kelron have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to such transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma events may not be indicative of actual events that would have occurred had the combined businesses been operating as a separate and independent business and may not be indicative of future events which may occur. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements and the financial statements incorporated by reference into this prospectus supplement.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not intended to represent or be indicative of what the combined company’s financial position or results of income actually would have been had the transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information does not include the impact of any revenue, cost or other operating synergies that may result from the transactions.

Pacer Transaction

Pursuant to the merger agreement, in the merger, each Pacer shareholder will receive, for each share of Pacer common stock they own as of immediately prior to the merger, a combination of:

•	$6.00 in cash; and

•

fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock

For purposes of the unaudited pro forma condensed combined financial statements, the total estimated consideration of $333.5 million consists of $223.3 million of cash payable at the time of closing and $110.2 million of XPO common stock, which represents the fair value of 3,791,827 shares of XPO common stock at the market price at the close on January 23, 2014 of $29.07 per share. The final purchase price and number of shares of XPO common stock issued will be computed using XPO reference stock price. Therefore the actual purchase price will fluctuate with the market price of XPO common stock until the acquisition is consummated.

3PD Transaction

On July 12, 2013, XPO entered into a Stock Purchase Agreement (which we refer to as the “3PD Agreement”) with 3PD Holding, Inc. Logistics Holding Company Limited, Mr. Karl Meyer, Karl Frederick Meyer 2008 Irrevocable Trust II, Mr. Randall Meyer, Mr. Daron Pair, and Mr. James J. Martell to acquire all of the outstanding capital stock of 3PD. 3PD is the largest non-asset, third party provider of heavy goods, last-mile logistics in North America. The closing of the 3PD Transaction occurred on August 15, 2013. The fair value of the total consideration paid under the 3PD Agreement was approximately $364.3 million, paid in cash, deferred payments (including an escrow), and $7.4 million of restricted shares of XPO common stock.

Turbo Transaction

On October 24, 2012, XPO and its wholly owned subsidiary, XPO, LLC, entered into a definitive asset purchase agreement (which we refer to as, the “Turbo Agreement”) with Turbo, Ozburn-Hessey Logistics, LLC, and OHH Acquisition Corporation. Turbo primarily operates a non-asset-based, third party logistics business in Gainesville, Ga.; Reno, Nev.; Chicago, Ill.; and Dallas, Texas. Pursuant to the Turbo Agreement, on October 24, 2012, XPO purchased substantially all of the assets of Turbo for total cash consideration of $50.075 million, excluding any working capital adjustments, with no assumption of debt. The assets acquired pursuant to the

Turbo Agreement included rights under certain contracts, intellectual property, equipment, accounts receivable, and other related assets.

Kelron Transaction

On August 3, 2012, XPO acquired the freight brokerage operations of Kelron Corporate Services Inc. and certain affiliated companies, which operate a non-asset-based, third party logistics business in Toronto, Ontario; Montreal, Quebec; Vancouver, British Columbia; and Cleveland, Ohio. The purchase was completed through two related transactions: XPO’s wholly owned subsidiary, XPO Logistics Canada Inc., an Ontario corporation (which we refer to as “XPO Canada”), entered into a Share Purchase Agreement, dated August 3, 2012, with 1272387 Ontario Inc., 1272393 Ontario Inc., Keith Matthews and Geoff Bennett (collectively, the “Share Sellers”), pursuant to which XPO Canada purchased all of the outstanding capital stock of Kelron Corporate Services Inc. Contemporaneously with the execution of the Kelron Share Purchase Agreement, XPO, LLC entered into an Asset Purchase Agreement, dated August 3, 2012, with Kelron Distribution Systems (Cleveland) LLC, a Delaware limited liability company, Geoff Bennett and Keith Matthews (collectively, the “Asset Sellers” and together with the Share Sellers, the “Sellers”), pursuant to which XPO, LLC purchased substantially all of the assets of Kelron Distribution Systems (Cleveland) LLC. The total consideration payable under the Kelron purchase agreements for Kelron Corporate Services, Inc. and Kelron Cleveland (collectively “Kelron”) was approximately $8.0 million, payable in cash, deferred payments (including an escrow), and assumption of certain indebtedness. The assets purchased under the Kelron Cleveland Agreement included rights under certain contracts, intellectual property, office equipment, account receivables, and other related assets.

XPO Logistics, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2013

(In thousands)

	XPO	Pacer	Pro Forma Adjustments 2(a)		Pro Forma Combined
	Historic	Historic
ASSETS
Cash and cash equivalents	$67,259	$39,700	$(106,959)	(1)(4)	$—
Accounts receivable, net of allowances	123,082	109,600	—		232,682
Prepaid expenses	3,435	5,700	(340)	(6)	8,795
Deferred tax asset, current	1,288	2,200	—		3,488
Income tax receivable	2,265	1,200	—		3,465
Other current assets	5,081	4,100	—		9,181

Total current assets	202,410	162,500	(107,299)		257,611

Property and equipment, net of accumulated depreciation	39,668	46,700	10,141	(3)	96,509
Goodwill	302,847	—	145,108	(2)	447,955
Identifiable intangible assets, net of accumulated amortization	154,026	—	105,690	(3)	259,716
Deferred tax asset, long term	73	8,700	(2,564)	(13)	6,209
Other long-term assets	1,308	9,000	(5,243)	(5)(8)(9)	5,065

Total long-term assets	497,922	64,400	253,132		815,454

Total assets	$700,332	$226,900	$145,833		$1,073,065

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$36,535	$71,200	$—		$107,735
Accrued salaries and wages	8,598	3,900	—		12,498
Accrued expenses, other	33,356	21,100	(1,037)	(7)	53,419
Current maturities of notes payable and capital leases	723	—	—		723
Other current liabilities	5,106	2,300	2,495	(10)(12)	9,901

Total current liabilities	84,318	98,500	1,458		184,276

Convertible senior notes	112,717	—	—		112,717
Long term debt, net of current maturities	—	—	—		—
Notes payable and capital leases, net of current maturities	459	—	—		459
Deferred tax liability, long-term	18,197	—	45,716	(3)(11)	63,913
Other long-term liabilities	27,894	1,000	2,334	(10)(11)	31,228

Total long-term liabilities	159,267	1,000	48,050		208,317

Stockholders’ equity:
Preferred stock	42,765	—	—		42,765
Common stock	29	400	(392)	(1)(4)(14)	37
Additional paid-in capital	514,508	307,000	(80,486)	(1)(4)(14)	741,022
Treasury stock	(107)	—	—		(107)
Accumulated other comprehensive income (loss)	—	(100)	100	(14)	—
Accumulated deficit	(100,448)	(179,900)	177,103	(12)(14)	(103,245)

Total stockholders’ equity	456,747	127,400	96,325		680,472

Total liabilities and stockholders’ equity	$700,332	$226,900	$145,833		$1,073,065

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

XPO Logistics, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2013

(In thousands, except per share data)

	XPO	Pacer	Pro Forma Adjustments 3(a)		3PD	Pro Forma Adjustments 5(a)		Pro Forma Combined
	Historic	Historic			Historic January 1, 2013 -August 14, 2013
Revenue	$445,071	$720,700	$—		$214,457	$—		$1,380,228
Expenses
Direct expense	374,636	621,500	(892)	(7)(8)(9)(10)(11)	147,239	—		1,142,483

Gross Margin	70,435	99,200	892		67,218	—		237,745
Selling, general and administrative expense	114,236	88,800	25,009	(1)(2)(12)	74,595	(5,061)	(1)(2)(3)(4)(5)	297,579

Operating (loss) income	(43,801)	10,400	(24,117)		(7,377)	5,061		(59,834)
Other expense	294	—	—		—	—		294
Interest expense (income)	12,585	900	(272)	(6)	14,824	(14,824)	(6)	13,213

(Loss) income before income tax provision	(56,680)	9,500	(23,845)		(22,201)	19,885		(73,341)
Income tax expense (benefit)	(18,748)	3,500	(8,942)	(3)	(5,369)	7,556	(7)	(22,003)

Net (loss) income	(37,932)	6,000	(14,903)		(16,832)	12,329		(51,338)
Cumulative preferred dividends	(2,229)	—	—		—	—		(2,229)

Net (loss) income available to common shareholders	$(40,161)	$6,000	$(14,903)		$(16,832)	$12,329		$(53,567)

Basic loss per share
Net loss	$(1.99)		$—			$—		$(1.42)
Diluted loss per share
Net loss	$(1.99)		$—			$—		$(1.42)
Weighted average common shares outstanding
Basic weighted average common shares outstanding	20,167		7,976	(4)(5)		9,500	(8)	37,643
Diluted weighted average common shares outstanding	20,167		7,976	(4)(5)		9,500	(8)	37,643

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

XPO Logistics, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Twelve Months Ended December 31, 2012

(In thousands, except per share data)

	XPO	Pacer	Pacer		3PD (4)	3PD		Turbo (6)	Turbo		Kelron (8)	Kelron
	Historic	Historic	Pro Forma Adjustments 3(a)		Historic	Pro Forma Adjustments 5(a)		Historic January 1, 2012 - October 23, 2012	Pro Forma Adjustmen ts 7(a)		Historic January 1, 2012 - August 2, 2012 9(a)	Pro Forma Adjustments 9(b)		Pro Forma Combined
Revenue	$278,591	$1,415,000	$—		$306,064	$—		$99,741	$—		$59,060	$—		$2,158,456
Expenses
Direct expense	237,765	1,283,100	(1,016)	(7)(8)(9)(10)(11)	211,760	—		82,752	—		52,596	—		1,866,957

Gross Margin	40,826	131,900	1,016		94,304	—		16,989	—		6,464	—		291,499
Selling, general and administrative expense	68,790	123,000	35,245	(1)(2)	80,340	9,758	(1)(2)(3)(4)	15,113	968	(1)	7,221	396	(1)	340,831
Impairment of goodwill	—	—	—		—	—		25,753	—		—	—		25,753

Operating (loss) income	(27,964)	8,900	(34,229)		13,964	(9,758)		(23,877)	(968)		(757)	(396)		(75,085)
Other expense (income)	363	—	—		—	—		—	—		(44)	—		319
Interest expense (income)	3,207	1,400	(412)	(6)	19,809	(19,809)	(6)	1,826	(1,894)	(2)	59	(46)	(2)	4,140
Loss on foreign currency translation	—	—	—		—	—		—	—		(121)	—		(121)

(Loss) income before income tax provision	(31,534)	7,500	(33,817)		(5,845)	10,051		(25,703)	926		(893)	(350)		(79,665)
Income tax (benefit) expense	(11,195)	3,200	(12,681)	(3)	(3,027)	3,820	(7)	(7,455)	352	(3)	(138)	(91)	(3)	(27,215)

Net (loss) income	(20,339)	4,300	(21,136)		(2,818)	6,231		(18,248)	574		(755)	(259)		(52,450)
Cumulative preferred dividends	(2,993)	—	—		—	—		—	—		—	—		(2,993)

Net (loss) income available to common shareholders	$(23,332)	$4,300	$(21,136)		$(2,818)	$6,231		$(18,248)	$574		$(755)	$(259)		$(55,443)

Basic loss per share
Net loss	$(1.49)		$—			$—								$(1.47)
Diluted loss per share
Net loss	$(1.49)		$—			$—								$(1.47)
Weighted average common shares outstanding
Basic weighted average common shares outstanding	15,694		7,976	(4)(5)		13,955	(8)							37,625
Diluted weighted average common shares outstanding	15,694		7,976	(4)(5)		13,955	(8)							37,625

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Data

(Dollar Amounts are Presented in Thousands)

(1)	Pacer Purchase Price

The estimated purchase price of $333,481 (based on the XPO Common Stock price of $29.07 on January 23, 2014) and the allocation of the estimated purchase price discussed below are preliminary, and subject to certain post-closing adjustments. A final determination of required adjustments will be made based upon the final evaluation of the fair value of our tangible and identifiable intangible assets acquired and liabilities assumed. Each outstanding share of Pacer Common Stock as defined above will be converted into the right to receive (1) $6.00 in cash and (2) a fraction of a share of XPO Common Stock equal to $3.00 divided by the VWAP per share of XPO Common Stock for the last 10 trading days prior to the closing date subject to the collar described above. Based on the definition of the purchase price, the estimated consideration consists of $223,253 of cash payable at the time of closing and $110,228 of XPO Common Stock which represents the fair value of 3,791,827 common shares at the market price at the close on January 23, 2014 of $29.07 per share. The final purchase price and number of shares issued will be computed using the value of XPO Common Stock on the closing date and the average VWAP for the 10 trading days prior to the closing date, therefore the actual purchase price will fluctuate with the market price of XPO Common Stock until the acquisition is consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial statements. The following represents the preliminary estimate of the purchase price to be paid:

Description
Cash payment to Sellers	$223,253
Shares issued to Sellers	110,228

Fair value of total consideration	$333,481

The following table provides sensitivities to changes in purchase price due to changes in the per share price of XPO Common Stock:

	Price of XPO Logistics Common Stock	Shares Issued		Fair Value of Stock Consideration	Cash Consideration Transferred	Total Purchase Price
As of January 23, 2014	$29.07	3,791,827		$110,228	$223,253	$333,481
Decrease of 25%	$21.80	4,829,716	(A)	$105,288	$223,253	$328,541
Increase of 25%	$36.34	3,389,731	(A)	$123,183	$223,253	$346,436

(A)	Sensitivity analysis includes the impact of the collar on the Exchange Ratio discussed previously.

The following tables summarize the purchase price allocation adjustments of the assets acquired and liabilities assumed as if the acquisition date was September 30, 2013. The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. Final adjustments, including increases or decreases to amortization resulting from the allocation of the purchase price to amortizable intangible assets, may be material. Adjustments to the fair value of intangible assets acquired and liabilities assumed will impact the value of goodwill recognized in the Pacer Transaction, and the adjustment to goodwill may be material. For illustrative purposes, the preliminary allocation of the purchase price to the fair value of Pacer’s assets acquired and liabilities assumed assuming the acquisition date was September 30, 2013 is presented as follows:

Description
Estimated purchase price	$333,481
Carrying value of Pacer net assets acquired:	112,181
Plus: Fair value of trademarks/trade names	18,200
Plus: Fair value of non compete agreements	2,190
Plus: Fair value of non-contractual customer relationships	15,000
Plus: Fair value of contractual customer relationships	70,300
Plus: Fair value of technology	15,400
Plus: Fair value adjustment to net property, plant and equipment	4,128
Less: Liability for net acquired unfavorable leasehold interests	(3,310)
Less: Fair value of deferred tax liability on step-up of tangible assets, intangible assets, and leasehold interests	(45,716)

Fair value of increase in tangible assets, intangible assets and leasehold interests, net of deferred tax liability	76,192

Fair value of goodwill	$145,108

Description
Carrying value of Pacer net assets	$127,400
Less: Historic deferred financing costs	(1,362)
Less: Historic deferred rent asset	(340)
Less: Historic deferred planned major maintenance costs on owned railcars	(3,345)
Less: Historic lease origination costs	(536)
Plus: Historic deferred gain on sale/leaseback transactions	1,278
Plus: Historic deferred rent liability	1,037
Less: Historic internally developed software	(9,387)
Less: Net deferred tax impact on purchase accounting adjustments	(2,564)

Carrying value of Pacer net assets acquired	$112,181

(2)	Description of Pacer Pro Forma Adjustments, as presented on the September 30, 2013 Balance Sheet

a.	Represents purchase price adjustments for the merger with Pacer as follows:

(1)	Represents an adjustment for the transaction price of $333,481, consisting of $223,253 of cash payable at the time of closing and $110,228 representing the fair value of 3,791,827 common shares issued as consideration in conjunction with the Pacer Agreement. For pro forma purposes, the purchase price payable in cash will be funded as follows:

Description
Available cash on hand as of September 30, 2013	$67,259
Cash acquired from Pacer as of September 30, 2013	39,700
Common stock issuance, net of issuance costs	116,294

Total cash consideration payable	$223,253

See footnote 4 for information on the common stock issuance.

(2)	Records the preliminary fair value of goodwill resulting from the pro forma allocation of the purchase price as if the acquisition had occurred using a preliminary estimate of $145,108. There was no goodwill recorded on the historical Pacer balance sheet. Goodwill resulting from the acquisition is not amortized, and will be assessed for impairment at least annually in accordance with applicable accounting guidance on goodwill. The goodwill resulting from the acquisition is not deductible for income tax purposes.

(3)	Represents the preliminary allocation of purchase price to identifiable tangible and intangible assets, as follows:

Preliminary Fair Value
Trademarks / Trade Names	$18,200
Non Compete Agreements	2,190
Non-Contractual Customer Relationships	15,000
Contractual Customer Relationships	70,300

Total identified intangible assets	$105,690

Technology	15,400
Less: Historic internally developed software	(9,387)
Plus: Fair value adjustment to net property, plant and equipment	4,128

Total net fair value adjustment to PP&E	$10,141

The adjustments of $105,690 to identifiable intangible assets and $10,141 to identifiable tangible assets are a result of the preliminary allocation of purchase price to identifiable tangible and intangible assets. There were no identifiable intangible assets recorded on the historical Pacer balance sheet. A deferred tax liability was recorded related to the step up of tax basis due to the preliminary allocation of purchase price to identifiable tangible and intangible assets of $46,957.

(4)

The pro forma financial statements reflect the assumed issuance of approximately $121,634 of common stock to fund the difference between the purchase price, net of acquired cash, and the amount of cash on hand as of September 30, 2013. Net proceeds after fees are expected to be approximately $116,294. The XPO Common Stock closing price of $29.07 per share on January 23, 2014 was used to determine the number of shares issued. A $1.00 increase in the issue price of XPO Common Stock would decrease the number of shares issued by 139,148 while a $1.00 decrease in the issue price of XPO Common Stock would increase the number of shares issued by 149,062. In the event that the Company is unable to secure the contemplated equity financing for the Pacer Transaction, it has arranged for a loan facility with affiliates of Credit Suisse Securities (USA) LLC to finance the acquisition. This facility consists of a $250 million First Lien Facility and a $75 million Second Lien Facility. These facilities bear interest at Adjusted LIBOR plus 4.25% or an Alternate Base Rate plus 3.25% and Adjusted LIBOR plus 8.25% or an Alternate Base Rate plus 7.25%, respectively. Adjusted LIBOR is subject to a floor of 1.00%. Assuming the Company would only draw down on the First Lien Facility in the amount necessary to fund the difference between the cash portion of the purchase price, net of acquired cash, and cash on hand at September 30, 2013, it would result in $6,362 of interest expense on an annual basis.

(5)	Represents the elimination in purchase accounting of $1,362 of historical deferred financing costs related to Pacer’s revolving credit facility.

(6)	Represents the elimination in purchase accounting of $340 of the historical deferred rent asset related to recording Pacer’s railcar operating lease expense on a straight-line basis over the respective lease term.

(7)	Represents the elimination in purchase accounting of $1,037 of the historical deferred rent liability related to recording Pacer’s operating lease expense on a straight-line basis over the respective lease terms.

(8)	Represents the elimination in purchase accounting of $536 of the historical lease origination costs related to certain Pacer leases.

(9)	Represents the elimination in purchase accounting of $3,345 of historical deferred planned major maintenance costs related to Pacer owned railcars.

(10)	Represents the elimination in purchase accounting of $302 and $976 of the short and long-term portions, respectively, of the deferred gain related to Pacer’s railcar sale leaseback transactions.

(11)	Represents an adjustment to record a net liability of $3,310 in purchase accounting for unfavorable leasehold interests related to Pacer’s railcars, chassis and container leases. A deferred tax asset was recorded related to the leasehold interests of $1,241.

(12)	Reflects adjustments to account for transaction costs of $2,797 related to the Pacer Transaction, net of tax. As the transaction expenses will not have a continuing impact, the transaction expenses are not reflected in the unaudited pro forma condensed combined statements of operations.

(13)	Represents the net deferred tax impact of ($2,564) related to the pro forma purchase accounting adjustments recorded.

(14)	Reflects adjustments to eliminate Pacer’s historical common stock, additional paid-in capital, accumulated other comprehensive income, and accumulated deficit of $400, $307,000, ($100), and ($179,900), respectively.

(3)	Description of Pacer Pro Forma Adjustments, as presented in the Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2013 and twelve months ended December 31, 2012

a.	Represents purchase price adjustments for the merger with Pacer as follows:

(1)	To record pro forma depreciation and amortization expense of $27,556 and $36,739 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively, on the portion of the purchase price allocated to tangible and intangible assets. There was no historical intangible asset amortization expense recorded by Pacer for the nine and twelve month periods, respectively. Historical depreciation expense related to Pacer’s proprietary technology was $1,314 and $1,481 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively. The pro forma adjustment is shown on a net basis. Pro forma depreciation and amortization is calculated as follows:

	Preliminary Fair Value	Estimated Weighted Average Life (years)	Estimated Depreciation/ Amortization (a)
			For the 9 months ended September 30, 2013	For the 12 months ended December 31, 2012
Trademarks / Trade Names	$18,200	4.00	$3,413	$4,550
Non Compete Agreements	2,190	6.00	274	365
Non-Contractual Customer Relationships	15,000	16.00	703	938
Contractual Customer Relationships #1	26,300	6.00	3,288	4,383
Contractual Customer Relationships #2	44,000	2.00	16,500	22,000

	$105,690		$24,178	$32,236

Technology	$15,400	4.00	$2,888	$3,850
Fair Value Adjustment to Net Property, Plant and Equipment	4,128	6.32	490	653

	$19,528		$3,378	$4,503

Total Depreciation and Amortization Expense			$27,556	$36,739

(a)	Depreciation and amortization expense has been calculated using the straight-line method over the estimated useful life.

(2)	As part of the Pacer Transaction, Pacer management entered into new employment agreements with XPO which provide for stock compensation. Based on the contractual nature of the agreements, the adjustments reflect the change in stock compensation expense under each arrangement. All new arrangements include only time-based awards. Stock compensation under the new agreements was $909 and $1,839 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively. Pacer had historic stock compensation expense of $1,987 and $1,852 for the nine and twelve month periods, respectively. The pro forma adjustments show the respective net differences to stock compensation expense of ($1,078) and ($13), respectively.

(3)	Represents the income tax effect of the pro forma adjustments calculated using an estimated statutory tax rate of 37.5% (i.e., the United States statutory income tax rate of 35.0% plus an estimated blended state income tax rate of 2.5%).

(4)	Represents the adjustment to basic and diluted weighted average shares outstanding for the effect of 3,791,827 shares issued as consideration in the Pacer Transaction.

(5)	Represents the adjustment to basic and diluted weighted average shares outstanding for the effect of 4,184,168 shares offered to raise capital to fund the Pacer Transaction. The following table provides sensitivities to changes in the number of shares issued to raise capital to fund the Pacer Transaction based on changes in the per share price of XPO Common Stock and the effect on earnings per share for each period presented.

	Price of XPO Logistics Common Stock	Shares Issued	Earnings Per Share at September 30, 2013	Adjusted Earnings Per Share at September 30, 2013	Earnings Per Share at December 31, 2012	Adjusted Earnings Per Share at December 31, 2012
As of January 23, 2014	$29.07	4,184,168	$(1.42)	$(1.42)	$(1.47)	$(1.47)
Decrease of $1.00	$28.07	4,333,230	$(1.42)	$(1.42)	$(1.47)	$(1.47)
Increase of $1.00	$30.07	4,045,020	$(1.42)	$(1.43)	$(1.47)	$(1.48)

(6)	To remove historic interest expense related to the amortization of deferred financing costs eliminated in purchase accounting of $272 and $412 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(7)	To remove historic direct expense related to the amortization of the historical deferred rent liability eliminated in purchase accounting of ($118) and ($157) for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(8)	To remove historic direct expense related to the amortization of the historical lease origination costs eliminated in purchase accounting of $96 and $83 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(9)	To remove historic direct expense related to the amortization of the historical deferred planned major maintenance costs eliminated in purchase accounting of $794 and $936 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(10)	To remove historic direct expense related to the amortization of the historical deferred gain on sale leaseback transactions eliminated in purchase accounting of ($623) and ($836) for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(11)	To record amortization of the unfavorable leasehold interests related to Pacer’s railcars, chassis and container leases of ($743) and ($990) for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(12)	Represents the removal of $155 of non-recurring deal costs incurred by Pacer in the nine months ended September 30, 2013 in conjunction with the Pacer Transaction.

(4)	3PD Purchase Price

The purchase price of $364,329 and the allocation of the purchase price discussed below are considered final. The following table summarizes the purchase price allocation on the acquisition date of August 15, 2013. For illustrative purposes the allocation of the purchase price to the fair value of 3PD’s net assets acquired at the acquisition date of August 15, 2013 is presented as follows.

Description
Purchase price	$364,329
Less: Fair value of 3PD net assets acquired	19,974
Less: Fair value of Trademarks / Trade Names	5,900
Less: Fair value of Non Compete Agreements	1,550
Less: Fair value of Customer Relationships	110,600
Less: Fair value of Carrier Relationships	12,100
Less: Fair value of Acquired Technology	18,000
Plus: Net deferred tax liability on fair value adjustments	(36,294)

Fair value of Goodwill	$232,499

(5)	Description of 3PD Pro Forma Adjustments, as presented for the 226 days ended August 14, 2013 in the nine months ended September 30, 2013 Unaudited Pro Forma Condensed Combined Statements of Operations and in the Unaudited Pro Forma Condensed Combined Statements of Operations for the twelve months ended December 31, 2012

a.	Represents purchase price adjustments for the acquisition of 3PD as follows:

(1)	To record pro forma amortization expense of $14,013 and $22,631 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively, on the portion of the purchase price allocated to intangible assets. 3PD had historic amortization of intangible assets of $6,812 and $10,969 for the 226 day and twelve month periods, respectively. The pro forma adjustments reflect the respective incremental increases to amortization expense of $7,201 and $11,662 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012. Pro forma amortization is calculated as follows:

		Estimated Weighted Average Life (years)	Estimated Amortization (a)
	Fair Value		For the 226 days ended August 14, 2013	For the 12 months ended December 31, 2012
Trademarks / Trade Names	$5,900	3.50	$1,044	$1,686
Non Compete Agreements - Principals	950	5.00	118	190
Non Compete Agreements - Other Executives	600	4.00	93	150
Technology	18,000	4.00	2,786	4,500
Carrier Relationships	12,100	2.00	3,746	6,050
Customer Relationships	110,600	11.00	6,226	10,055

	$148,150		$14,013	$22,631

(a)	Amortization expense has been calculated using the straight-line method over the estimated useful life.

(2)	Represents the removal of management fees related to the former owners of 3PD of $745, and $834 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively.

(3)	As part of the 3PD Transaction, 3PD management entered into new employment agreements with XPO which provide for stock compensation. Based on the contractual nature of the agreements, the adjustments reflect the change in stock compensation expense under each arrangement. Stock compensation under the new agreements was $602 and $803 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012, respectively. 3PD had historic stock compensation expense of $1,597 and $76 for the 226 day and twelve month periods, respectively. The pro forma adjustments show the respective net differences to stock compensation expense of ($995) and $727, respectively. The stock compensation expense recognized in the pro forma financial statements for the new arrangements includes only the time-based awards granted. Compensation expense has not been recognized for performance-based awards due to the inability to determine whether the performance goals would have been met assuming the performance based targets were set on January 1, 2012.

(4)	Represents the removal of amortization related to deferred financing costs of 3PD not acquired in the 3PD Transaction of $1,117 and $1,797 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively.

(5)	Represents the removal of $9,405 of non-recurring deal costs incurred by Sellers in the 226 days ended August 14, 2013 in conjunction with the 3PD Transaction.

(6)	Represents the removal of interest related to debt of 3PD not assumed in the 3PD Transaction of $14,824, and $19,809 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively.

(7)	Represents the income tax effect of the pro forma adjustments calculated using an estimated statutory tax rate of 38.0% (i.e., the United States statutory income tax rate of 35.0% plus an estimated blended state income tax rate of 3.0%).

(8)	Represents the adjustment to basic and diluted weighted average shares outstanding to account for the effect of the August 2013 equity issuance as if it had occurred on January 1, 2012 for purposes of presenting earnings per share.

(6)	Turbo Purchase Price

The purchase price of $50,075 and the allocation of the purchase price discussed below are considered final. The following table summarizes the purchase price allocation on the acquisition date of October 24, 2012. For illustrative purposes the allocation of the purchase price to the fair value of Turbo’s net assets acquired at the acquisition date of October 24, 2012 is presented as follows.

Description
Purchase price	$50,075
Less: Fair value of Turbo net assets acquired	(4,345)
Less: Fair value of Trademarks / Trade Names	(725)
Less: Fair value of Non Compete Agreements	(1,800)
Less: Fair value of Customer Relationships	(10,000)

Fair value of Goodwill	$33,205

(7)	Description of Turbo Pro Forma Adjustments, as presented for the 297 days ended October 23, 2012 in the twelve months ended December 31, 2012 Unaudited Pro Forma Condensed Combined Statements of Operations

a.	Represents purchase price adjustments for the acquisition of Turbo as follows:

(1)	To record pro forma amortization expense of $1,522 for the 297 day period ended October 23, 2012 unaudited pro forma condensed combined statement of operations on the portion of the purchase price allocated to intangible assets. Turbo had historic amortization of intangible assets of $554 for the 297 day period. The pro forma adjustment shows the incremental increase to amortization expense of $968 for the period ended October 23, 2012. Pro forma amortization is calculated as follows:

		Estimated Weighted Average Life (years)	Estimated Amortization (a)
	Fair Value		For the 297 days ended October 23, 2012
Trademarks / Trade Names	$725	0.75	$725
Non Compete Agreements	1,800	10.00	146
Customer Relationships	10,000	12.50	651

	$12,525		$1,522

(a)	Amortization expense has been calculated using the straight-line method over the estimated useful life.

(2)	Represents the removal of interest related to debt of Turbo not assumed in the Turbo Transaction of $1,894 for the 297 day period ended October 23, 2012 unaudited pro forma condensed combined statements of operations.

(3)	Represents the income tax effect of the pro forma adjustments calculated using an estimated statutory tax rate of 38.0% (i.e., the United States statutory income tax rate of 35.0% plus an estimated blended state income tax rate of 3.0%).

(8)	Kelron Purchase Price

The purchase price of $2,647 and the allocation of the purchase price discussed below are considered final. The following table summarizes the purchase price allocation on the acquisition date of August 3, 2012. For illustrative purposes the allocation of the purchase price to the fair value of Kelron’s net liabilities acquired at the acquisition date of August 3, 2012 is presented as follows.

Description
Purchase price	$2,647
Plus: Fair value of Kelron net liabilities acquired	2,878
Less: Fair value of Trademarks / Trade Names	(251)
Less: Fair value of Technology	(75)
Less: Fair value of Non Compete Agreement	(377)
Less: Fair value of Customer Relationships	(1,207)

Fair value of Goodwill	$3,615

(9)	Description of Kelron Pro Forma Adjustments, as presented for the 215 days ended August 3, 2012 in the twelve months ended December 31, 2012 Unaudited Pro Forma Condensed Combined Statements of Operations

a.	The following table shows the calculation of the total Kelron column in the unaudited pro forma condensed combined statement of operations for the 215 day period ending August 2, 2012.

	Historic Kelron (excluding Kelron Cleveland)				Cleveland Historic January 1, 2012 - August 2, 2012	Total Kelron
	January 1, 2012 - August 2, 2012

	Historic in $CAD, Canadian GAAP	US GAAP Adjustments	Historic in $CAD, US GAAP	Historic in $USD, US GAAP	Historic in $USD, US GAAP	Historic in $USD, US GAAP
Revenue	$56,470	$—	$56,470	$56,072	$2,988	$59,060
Expenses
Direct expense	50,380	—	50,380	50,025	2,571	52,596

Gross Margin	6,090	—	6,090	6,047	417	6,464
Selling, general and administrative expense	6,927	—	6,927	6,878	343	7,221
Impairment of goodwill	—	—	—	—	—	—

Operating (loss) income	(837)	—	(837)	(831)	74	(757)
Other (income) expense	(44)	—	(44)	(44)	—	(44)
Interest expense	59	—	59	59	—	59
Loss on foreign currency translation	(121)	—	(121)	(120)	(1)	(121)

(Loss) income before income tax provision	(973)	—	(973)	(966)	73	(893)
Income tax (benefit) expense	(284)	145 (i)	(139)	(138)	—	(138)

Net (loss) income	(689)	(145)	(834)	(828)	73	(755)
Cumulative preferred dividends	—	—	—	—	—	—

Net (loss) income available to common shareholders	$(689)	$(145)	$(834)	$(828)	$73	$(755)

(i)	Represents the income statement impact from a Canadian GAAP to US GAAP measurement difference in which US GAAP requires measurement of an uncertain tax position as the largest amount that is greater than 50% likely of being realized upon settlement, and Canadian GAAP requires measurement of the best estimate of the amount that is more likely than not to be realized.

b.	Represents purchase price adjustments for the acquisition of Kelron as follows:

(1)	To record pro forma amortization expense of $396 for the 215 day period ended August 2, 2012 unaudited pro forma condensed combined statement of operations on the portion of the purchase price allocated to intangible assets. Kelron had no historic amortization of intangible assets for the period. Pro forma amortization is calculated as follows:

	Fair Value	Estimated Weighted Average Life (years)	Estimated Amortization (a)

			For the 215 days ended August 2,
			2012
Trademarks / Trade Names	$251	0.33	$251
Technology	75	1.50	29
Non Compete Agreements	377	5.00	44
Customer Relationships	1,207	10.00	72

	$1,910		$396

(a)	Amortization expense has been calculated using the straight-line method over the estimated useful life.

(2)	Represents the removal of interest related to extinguished debt of Kelron of $59 for the 215 day period ended August 2, 2012 unaudited pro forma condensed combined statement of operations and interest expense on the notes payable issued to the sellers for $13 for the 215 day period ended August 2, 2012 unaudited pro forma condensed combined statement of operations.

(3)	Represents the income tax effect of the pro forma adjustments calculated using the Canadian statutory income tax rate, adjusted for an Ontario Provisional rate, of 26.0%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For a discussion and analysis of our financial condition and results of operations, please see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, each of which is incorporated herein by reference.

PACER BUSINESS

General

On January 5, 2014, we entered into a definitive agreement and plan of merger to acquire Pacer. Pacer, together with its subsidiaries, is a leading provider of intermodal transportation services in North America and the largest provider of cross-border intermodal services in Mexico. Pacer offers its services through two operating segments. Its intermodal segment offers intermodal transportation and drayage services primarily via rail and truck. Pacer manages one of the largest domestic intermodal fleets in North America, and its contractual arrangements with rail carriers provide access to more than 60,000 miles of network rail routes. Its logistics segment provides truck brokerage, warehousing and distribution, global freight forwarding services and supply-chain management services.

We consider the acquisition of Pacer to be a major milestone in our growth strategy, and we believe that Pacer is a strong strategic fit for us. We believe that the merger will make us the third largest North American provider of intermodal services, one of the fastest-growing areas of transportation logistics. We also believe that the merger will make us the largest provider of intermodal services in the burgeoning cross-border Mexico market. After the closing, we expect to have approximately 3,100 employees at 122 locations facilitating more than 22,000 freight movements a day. We believe that the Pacer acquisition will:

•

Help us expand into the intermodal sector. We believe that the merger is consistent with our strategy of building a premier supply chain offering by acquiring leading positions in the fastest-growing logistics sectors in North America. We believe that the merger will help us expand into the intermodal transportation sector, a $15 billion market that has been growing at a rate of three to five times GDP, and lower the long-haul transportation costs of our customers by up to 20 percent, compared to trucking options.

•

Complement our growth strategy. We believe that the capabilities of XPO and Pacer are extremely complementary. Many of our 9,500 customers are small to mid-sized shippers and are candidates for conversion to intermodal for their long-haul freight spend. In addition, Pacer’s existing customer base will have direct access to the freight brokerage, last-mile logistics and expedited transportation services we offer. In total, we believe the combined company will serve approximately 12,000 customers with expanded capacity and a broader range of services that we expect will generate significant revenue growth.

•

Allow us to capitalize on strong growth in Mexico. Cross-border Mexico is one of the fastest-growing intermodal marketplaces in North America, driven by a shift to near-shoring by manufacturers and. Mexico offers a competitively priced labor force and faster speed-to-market than overseas locales such as China — and compared to truckload, rail can offer a more cost-effective way to move freight cross-border. In addition, the Mexican government and railroads have made significant investments in the country’s transportation infrastructure. We believe Pacer’s position as the largest provider of intermodal services between the U.S. and Mexico is a competitive advantage in capitalizing on growth trends.

•

Create a stronger balance sheet; lower cost of capital; improved liquidity. We believe that the merger will allow us to benefit from improved liquidity and create a stronger balance sheet and capital structure, along with a lower cost of capital.

•

Enhance service offering and deepen customer relationships. We expect that the combined company’s expanded capacity and a broader range of services will generate significant profitable growth, strengthen our relationships with existing customers and enable us to serve more customers, as many shippers are choosing to consolidate 3PL services with fewer and larger providers that have deep capacity and a broad range of services.

Pacer’s Operating Segments

Pacer’s operations consist of two operating segments: the intermodal segment and the logistics segment. Both of these operating segments are described more fully below.

Intermodal Segment

Pacer’s intermodal segment offers full service door-to-door intermodal service solutions to a wide range of customers, which include end-user customers, transportation intermediaries, such as intermodal marketing companies (“IMCs”), and steamship lines.

As an intermodal service provider, Pacer provides container capacity, local transportation services (also called local cartage or drayage), on-site operational services, and door-to-door shipment management. Pacer contracts with railroads to provide the long-haul portion of the shipment of the freight in containers and with trucking companies, including its own trucking operations, for pick-up and delivery. As part of the intermodal service solutions, Pacer provides customized electronic tracking and analysis of charges and negotiated rail, truck and intermodal rates, and determines the optimal transportation routes. Pacer tracks and monitors shipments in transit, consolidates billing, handles claims for freight loss or damage on behalf of its customers, and manages the handling, consolidation and storage of freight throughout the transportation process. Service provided to an individual customer may include one or all of the above components.

Pacer offers north-south US-Mexico intermodal service using its container capacity, chassis fleet, experienced personnel and rail transportation network. Pacer serves its customers by managing their intermodal moves on its extensive and integrated intermodal network, allocating container capacity and streamlining the paperwork and logistics of an intermodal move.

Through contracts and rate agreements with North American railroads, including Union Pacific, CSX, Kansas City Southern de Mexico (“KCSM”), Norfolk Southern and Canadian National Railroad, Pacer has access to a comprehensive North American rail network serving most major population and commercial centers in the United States, Canada and Mexico. Pacer’s rail contracts provide for, among other things, competitive rates, service standards, capacity assurances, and the utilization of nationwide terminal facilities.

Pacer contracts with independent trucking owner-operators and maintains interchange agreements with many major steamship lines, railroads and intermodal equipment providers for the interchange and use of equipment supplied by these providers. This network allows Pacer to supply door-to-door transportation across the country for end-user customers, steamship lines and transportation intermediaries. Currently approximately 985 owner-operator trucks are under contract with Pacer’s trucking subsidiaries to haul freight for customers.

Pacer manages one of the largest private fleets of intermodal equipment in North America. Pacer maintains fleets of double-stack railcars, containers and chassis, substantially all of which are leased. As of December 31, 2012, Pacer’s equipment fleet consisted of 1,587 double-stack railcars, 17,857 containers and 15,469 chassis (steel frames with rubber tires used to transport containers over the road). In addition, through arrangements with APL Limited and other shipping companies, Pacer also has access to a large fleet of smaller, International Standards Organization (“ISO”) international containers, allowing Pacer to provide additional transportation capacity using these containers as they are being repositioned from destinations within North America back to the port areas. Pacer’s fleet, combined with ocean shipping companies’ ISO containers, makes it an important provider of capacity in all container sizes.

The size of Pacer’s equipment fleet (including its access to ISO containers), the frequent departures available to it through its rail contracts and the geographic coverage of its rail network provide its customers with single-company control over their transportation requirements, which Pacer believes gives it an advantage in attaining, at a competitive price, the responsiveness and reliability required by customers. Pacer’s expertise in

Mexico cross-border intermodal services where it has dedicated personnel, infrastructure and equipment resources is another of its competitive advantages. Pacer’s information technology systems enable it to continuously track containers, chassis and railcars throughout its transportation network. Through Pacer’s equipment fleet and arrangements with rail carriers, it can control the equipment used in its intermodal operations and employ full-time personnel on-site at many terminals to ensure close coordination of the services provided at these facilities. Pacer’s dedicated fleet and its access to railroad equipment, as well as its ability to balance its equipment flows by selling to third party intermodal marketing companies and highway brokerage companies, allows it to increase its equipment utilization.

Pacer operates the intermodal segment from regional service centers in Dublin, OH; Los Angeles, CA; Jacksonville, FL; Rutherford, NJ; and Laredo, TX; and from local trucking facilities in 31 cities, as well as from rail terminals and container yards throughout its rail network.

Logistics Segment

Pacer’s logistics segment consists of various services including: highway brokerage, supply chain management, international freight forwarding, non-vessel-operating common carrier (“NVOCC”) and warehousing and distribution services to a wide variety of end-user customers.

Highway Brokerage

Pacer arranges the movement of freight in containers or trailers by truck using a nationwide network of over 5,780 highway carriers. By utilizing its aggregate volumes to negotiate rates, Pacer is able to provide quality service at attractive prices. Pacer provides highway brokerage services throughout North America through its customer service centers in Dublin, OH and Rutherford, NJ, as well as its network of independent agents and agencies. Pacer manages all aspects of these services for customers, including selecting carriers, negotiating rates, tracking shipments, billing and resolving disputes.

International Freight Forwarding and NVOCC Services

As an international freight forwarder, Pacer provides freight forwarding and customs brokerage services that involve transportation of freight into or out of the United States and between foreign countries. As a NVOCC, Pacer provides international shipping for customers and connects them with the range of services necessary to run a global business. Pacer also provides airfreight forwarding services as an indirect air carrier. Pacer’s international product offerings serve more than 2,700 clients internationally through its offices in Lake Success, NY; Norfolk, VA; Chicago, IL; Seattle, WA; San Francisco and Long Beach, CA; Miami, FL; Phoenix, AZ; Houston, TX; New Orleans, LA; Dublin and Cincinnati, OH; and regional offices in Hamburg and Berlin, Germany; London, United Kingdom; Guangzhou, Hong Kong, Shanghai, and Shenzhen, China; Singapore, and approximately 140 independent agents worldwide.

As a NVOCC, Pacer transports customers’ freight by contracting with the actual vessel operator to obtain transportation for a fixed number of containers between various points during a specified time period at an agreed wholesale discounted volume rate. Pacer is able to charge customers rates lower than the rates they could obtain directly from actual vessel operators for similar type shipments. Pacer consolidates the freight bound for a particular destination from a common shipping point, prepares all required shipping documents, arranges for any inland transportation, delivers the freight to the vessel operator and arranges transportation to the final destination. At the destination port, acting directly or through an agent, Pacer delivers the freight to the receivers of the goods, which may include customs clearance and inland freight transportation to the final destination.

As a customs broker, Pacer is licensed by the U.S. Customs and Border Protection Service to act on behalf of importers in handling customs formalities and other details critical to the importation of goods. Pacer prepares and files formal documentation required for clearance through customs agencies, obtains customs bonds, facilitates the payment of import duties on behalf of the importer, arranges for the payment of collect freight charges, assists with determining and obtaining the best commodity classifications for shipments and assists with qualifying for duty drawback refunds. Pacer provides customs brokerage services to direct domestic importers in connection with many of the shipments that it handles as a NVOCC, as well as shipments arranged by other freight forwarders, NVOCCs or vessel operating common carriers.

Warehousing and Distribution

Pacer provides warehousing and distribution services primarily servicing the needs of importers looking to move their goods, either directly to a retailer or to an inland distribution point. Pacer operates multiple facilities in the Los Angeles area that comprise approximately 500,000 square feet. All of these facilities are located within 18 miles of the Southern California ports, making possible a timely and efficient flow of ocean containers to and from warehouses. The warehouse and distribution unit has 31 independent owner operators with “clean” trucks that comply with the emission standards of the Southern California ports and rail yards, and the California Air Resources Board (“CARB”). To help customers reduce their import costs, Pacer has extended the hours of operation of its harbor trucking fleet to take maximum advantage of the program implemented by the Ports of Los Angeles and Long Beach to encourage the movement of cargo at night and on weekends to reduce truck traffic during peak daytime hours. In 2011 and 2012, Pacer expanded its operations to include a 400,000 square foot facility in Sumner, WA to support customers using the ports of Tacoma and Seattle. Pacer currently subleases 140,000 square feet of this facility.

Supply Chain Management

Pacer uses the information from its proprietary information systems to provide consulting and supply chain management services to customers. These specialized services allow customers to realize cost savings and concentrate on their core competencies by outsourcing the management and transportation of their materials and inventory throughout their supply chain to Pacer.

Customers, Sales and Marketing

Pacer provides transportation and logistics services to many Fortune 500 and multi-national companies as well as to numerous other shippers and transportation intermediaries. Approximately 40% of Pacer’s 2012 total revenues across all lines of business were related to the automotive industry.

Within the intermodal segment, prior to the middle of 2010, Pacer historically referred to three “wholesale” lines of business and the “retail” line of business. The three wholesale lines of business, which primarily provided ramp-to-ramp intermodal services, were referred to as (1) wholesale international, or “OCS,” for ocean carrier services, which handled shipments tendered by ocean shipping companies that move in international-sized containers (20-ft, 40-ft and 45-ft containers), which may be referred to as “small box” business; (2) wholesale automotive, which are shipments tendered by intermediaries arranging transportation for automotive manufacturers and parts suppliers, the majority of which shipments move north-south between the United States and Mexico; and (3) wholesale third party domestic, which are shipments tendered by intermodal marketing companies (“IMCs”) in North America, which may be referred to as the east-west big box IMC business, and which is the line of business that substantially transitioned away from Pacer during the first quarter of 2010 following the implementation of certain contractual arrangements in November 2009 with Union Pacific and as Pacer turned its focus to its “retail” intermodal business discussed below. For the “retail” line of business, Pacer provides door-to-door intermodal service primarily to end user customers and other beneficial cargo owners, such as manufacturers, consumer products companies and major retailers. Due to the transition of the east-west big box IMC business, the integration of Pacer’s intermodal operations, and its increased focus on overall network flows to maximize efficiency and equipment turns, Pacer no longer distinguishes between types of customers and the automotive, IMC or retail lines of business.

As a result of the 2012 cross-border agreement with Union Pacific, the nature of Pacer’s wholesale automotive customer base with respect to its US-Mexico automotive parts shipments has changed. Historically, Pacer provided wholesale intermodal services to transportation intermediaries servicing the major US automobile manufacturers and parts suppliers. Effective January 1, 2013, Pacer no longer contracted directly with these customers for this wholesale business but instead provides equipment capacity to, and has become the network logistics manager for, Union Pacific. Pacer will continue to offer north-south US-Mexico intermodal transportation services directly to end user customers for all types of shipments.

Two customers contributed more than 10% of total consolidated revenues for the year ended December 31, 2012, each individually contributing 18.6% and 17.3%. Two customers contributed more than 10% of total consolidated revenues for the year ended December 31, 2011, each individually contributing 15.3% and 15.1%. Three customers contributed more than 10% of total consolidated revenues for the year ended December 31, 2010, each individually contributing 14.5%, 12.0%, and 10.1%.

As of December 31, 2012, Pacer had over 155 direct sales and customer service representatives in its intermodal and logistics segments that sell and support Pacer’s portfolio of services to a diverse customer base which includes beneficial cargo owners, steamship lines, truckload carriers, truck brokers, freight forwarders and other third party transportation service providers such as intermodal marketing companies, third-party logistics companies, and shippers’ agents.

Pacer’s sales representatives are directly responsible for managing its business relationships with its customers. The sales representatives seek to expand Pacer’s business base by cross-selling Pacer’s portfolio of services to current and future customers. They also collaborate with Pacer’s customer service groups in an effort to provide problem-solving, cargo tracking services, reporting and the efficient processing of customer orders and inquiries. The domestic direct sales force is also supplemented with approximately 25 domestic sales agents and agencies.

In addition to Pacer’s direct domestic sales force, it also has an extensive network of sales and customer service representatives for its international NVOCC and freight forwarding business located in twelve offices in North America, and regional offices in Hamburg and Berlin, Germany; London, United Kingdom; Guangzhou, Hong Kong, Shanghai, and Shenzhen China; and Singapore, along with approximately 140 agents worldwide.

Suppliers

Railroads

Pacer has contracts and other operating arrangements with most of the major North American railroads, including Union Pacific, CSX, KCSM, Norfolk Southern, and Canadian National Railroad. Pacer maintains close working relationships with most of the major railroads in the United States and will continue to focus its efforts on strengthening these relationships and building new relationships. Collectively, rail contracts and short-term commercial arrangements with Union Pacific and CSX represent the predominant portion of Pacer’s intermodal segment’s cost of purchased transportation. Pacer’s rail transportation rates are market driven and are established on a per container basis. Based on Pacer’s customer requirements, Pacer sometimes negotiates with the railroads for rates that are route and customer specific. Pacer’s rail contracts and arrangements generally require the rail carriers to perform point-to-point linehaul transportation across their rail networks and terminal services related to loading and unloading of containers, equipment movement and general administration and to provide terminal access. The terms of Pacer’s rail contracts and arrangements, including rates, are generally subject to adjustment or renegotiation throughout the term of the contract or arrangement, based on factors such as the continuing fairness of the contract terms, prevailing market conditions and changes in the rail carriers’ costs to provide rail service.

Agents and Independent Contractors

Pacer’s strategy is to provide the local trucking portions of an intermodal freight movement through its own trucking operations, which gives it greater control over the movement, increases the margins retained by it and elevates the quality of service to the customer. In Pacer’s local trucking operations, Pacer relies on the services of independent owner-operators who supply tractors and drivers for it. Substantially all of Pacer’s truck equipment and drivers are provided by independent contractors. Pacer’s relationships with independent contractors and agents allow it to provide customers with local trucking services without the need to commit capital to acquire and maintain a large trucking fleet. Pacer’s agreements with independent trucking contractors and agents are generally terminable by either party on short notice, but the majority of these contractors and agents choose to maintain their contracts with Pacer over the long term.

Local Trucking Companies

To support its intermodal operations, Pacer maintains a good working relationship with a large network of local truckers in many major urban centers throughout the United States. The quality of these relationships helps ensure reliable pickups and deliveries, which is a major differentiating factor among IMCs. To the extent that Pacer does not perform the local transportation services through its own trucking operations, Pacer’s strategy has been to concentrate business with a select group of local truckers in a particular urban area, which increases Pacer’s economic value to the local truckers and in turn raises the quality of service that Pacer receives from them.

Ocean Carriers

To support its NVOCC operations, Pacer has established good working relationships with a number of ocean carriers servicing routes required by its customers. Pacer has a range of annual and shorter term rate agreements usually coupled with a volume commitment by equipment size and port of origin and destination. Volume commitments are usually subject to a liquidated damage payment for volume shortfalls, which in Pacer’s experience have not been material. Other terms of shipment are specified in the carrier’s standard ocean bill of lading.

Equipment

Pacer utilizes an asset-light strategy by which it seeks to limit its investment in equipment and facilities and reduce working capital requirements through arrangements with transportation carriers and equipment providers, while continuing with operational strategies that allow it to maintain end-to-end control of its intermodal containers. This strategy provides Pacer with access to freight terminals and facilities and control over transportation-related equipment without owning significant assets while also allowing it to have capacity at the right place and the right time to meet its customers’ needs.

Pacer’s intermodal equipment fleet consists of double-stack railcars, containers and chassis that are owned or subject to short and long-term leases. As of December 31, 2012, Pacer leased approximately 100% of its containers, approximately 98% of its chassis and approximately 87% of its double-stack railcars.

Under Pacer’s equipment arrangements, Union Pacific assumes maintenance and repair responsibilities for Pacer’s 53-foot equipment fleet, and Pacer remains responsible for damages and repairs incurred during usage. During the fourth quarter of 2010, Pacer assigned and Union Pacific assumed Pacer’s future lease obligations for the majority of 53-foot, 110-inch containers leased from third party equipment lessors, and Pacer entered into an equipment lease agreement with Union Pacific under which it leased 53-foot, 110-inch Pacer-branded intermodal containers from Union Pacific to support its domestic intermodal business. Under these arrangements, Pacer retains operating control over the containers leased from Union Pacific necessary to support its business and has the ability to adjust the size of its fleet up or down in the future to address estimated changes in its equipment needs, and Union Pacific supplies chassis necessary to support Pacer’s business. Since the beginning of 2010, substantial portions of Pacer’s chassis have been under the operational management and control of Union Pacific pursuant to the November 2009 arrangements between Pacer and Union Pacific. During the first half of 2011, Pacer assigned and Union Pacific assumed the Company’s future lease obligations for those 53-foot chassis leased from third party equipment lessors used on the Union Pacific network. Under the new cross border agreement, Union Pacific has agreed to assume leases for any excess chassis and containers that Pacer no longer needs to service US-Mexico shipments.

All of Pacer’s railcar equipment is associated with revenue generating arrangements. Pacer’s railcar fleet consists of “free running” railcars operating under the publicly reported “BRAN” mark. These railcars are in general service with railroads throughout North America to haul not only Pacer’s own intermodal containers but also those of the railroads and their other customers. Under this system, Pacer’s railcars are freely interchanged from one rail carrier to another throughout the North American rail system. To use Pacer’s railcars, the rail carrier pays Pacer a fee. The actual rate payable is determined under Pacer’s bilateral rate agreement with the railroad, or in the case of a railroad with which Pacer has no rate agreement, under Pacer’s schedule of rates maintained in the Car Hire Accounting Rate Master (CHARM) administered by Railinc in association with the Association of American Railroads. Pacer is responsible for the costs of operating its railcars. As agreed under the November 2009 arrangements with Union Pacific, the rates payable by Union Pacific for use of Pacer’s owned and leased railcars have been adjusted on average downward to car hire rates payable for similar TTX railcars. These rates became effective on December 1, 2011.

As of December 31, 2012, Pacer’s railcars, chassis and container fleet consisted of the following:

	Owned	Leased	Total
Containers
48’ Containers	4	—	4
53’ Containers	3	17,850	17,853

Total	7	17,850	17,857

Chassis
20’ and 40’	—	312	312
48’	7	711	718
53’	360	14,079	14,439

Total	367	15,102	15,469

Railcars	199	1,388	1,587

Pacer also leases a limited amount of equipment to support its local trucking operations. The majority of Pacer’s local trucking operations are conducted through contracts with independent trucking companies and contractors that own and operate their own equipment. The fleets of Pacer’s local trucking and port drayage operations in Southern California comply with the CARB.

Competition

The intermodal and logistics industries in which Pacer operates are highly competitive. We believe that the most important competitive factors in the industries are freight rates, quality of service (such as damage-free shipments, on-time delivery and consistent transit times), consistent availability of capacity, reliable pickup and delivery, scope of operations and information technology capabilities. Pacer’s intermodal business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers-on-flatcars and containerized intermodal rail services offered directly by railroads and other intermodal services providers. Pacer’s logistics business competes primarily against other domestic non-asset-based transportation and logistics companies, asset-based transportation and logistics companies, third-party freight brokers, freight forwarders and private shipping departments. Pacer also competes with transportation services companies for the services of independent commissioned agents, and with trucklines for the services of independent contractors and drivers. Pacer’s major competitors include J.B. Hunt Transport, Schneider National, the Hub Group, C.H. Robinson and numerous other non-asset based IMCs. Some of these competitors, such as C.H. Robinson have significantly larger operations, revenues and resources than Pacer.

Government Regulation

Regulation of Pacer’s Trucking and Intermodal Operations

Pacer’s highway brokerage operations are licensed by the U.S. Department of Transportation, or “DOT,” as a national freight broker in arranging for the transportation of general commodities by motor vehicle. Its local cartage operations are subject to DOT’s regulations, including a requirement to maintain insurance coverage, as well as compliance with hours of service reporting, driver qualification processes, accident reporting, vehicle inspections and other safety related regulations. As a licensed intermodal chassis provider, Pacer is also required to register and file with the Federal Motor Carrier Safety Administration an Intermodal Equipment Provider Report and maintain a systematic inspection, repair and maintenance program on its chassis and documentation of the program. Pacer is also responsible for compliance with these federal regulations for its leased and owned chassis other than those supplied by Union Pacific. Other sourcing and distribution activities may be subject to various federal and state food and drug statutes and regulations. Although Congress enacted legislation in 1994 that substantially preempts the authority of states to exercise economic regulation of motor carriers and brokers of freight, Pacer continues to be subject to a variety of state vehicle registration and licensing requirements. Pacer and the carriers upon which it relies are also subject to various federal and state safety and environmental regulations.

Pacer’s operations serving ports and rail yards are subject to various regulatory initiatives such as the Ports of Los Angeles and Long Beach clean truck program, CARB drayage truck regulation and the Port of Oakland truck ban. The Ports of Los Angeles and Long Beach clean truck program bans pre-1989 trucks from the ports, imposes fees on shipments handled with trucks that do not meet 2007 emission standards, and requires trucking companies to comply with a variety of requirements to remain eligible for port access. Similarly, CARB regulations, require drayage trucks that operate within 80 miles of California’s ports and rail yards to meet emission standards and ban trucks with model year 1993 and older engines from entering ports and rail yards. The Port of Oakland’s strict dirty truck ban goes beyond the CARB regulations (which assess fines for operating a non-compliant truck) by establishing a turn-away requirement for non-compliant trucks at the port. Pacer has implemented programs to source truck capacity from independent owner operators that meets these emissions requirements.

Regulation of Pacer’s International Freight Forwarding Operations

Pacer maintains licenses issued by the U.S. Federal Maritime Commission as an ocean transportation intermediary. These licenses govern both its operations as an ocean freight forwarder and as a non-vessel operating common carrier. The Federal Maritime Commission has established qualifications for ocean transportation intermediaries, including surety bond requirements. The Federal Maritime Commission also is responsible for the regulation and oversight of non-vessel operating common carriers that contract for space with vessel operating carriers and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating and/or terminating in the United States. Non-vessel operating common carriers are required to publish and maintain tariffs that establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by commencing enforcement proceedings seeking the assessment of penalties for violation of these regulations. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. Pacer’s management believes that Pacer is in substantial compliance with all applicable regulations and licensing requirements in all countries in which Pacer transacts business.

Pacer is also licensed as a customs broker by the U.S. Customs and Border Protection Service of the Department of Treasury in each United States customs district in which it does business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the Customs Service. In other jurisdictions in which Pacer performs customs brokerage services, Pacer is licensed, where necessary, by the appropriate governmental authority. Pacer’s management believes that Pacer is in substantial compliance with these requirements.

Environmental

Pacer’s facilities and operations are subject to federal, state and local environmental, hazardous materials transportation and occupational health and safety requirements, including those relating to the handling, labeling, shipping and transportation of hazardous materials, discharges of substances into the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. In particular, a number of Pacer’s facilities have underground and above-ground storage tanks for diesel fuel and other petroleum products. These facilities are subject to requirements regarding the storage of such products and the clean-up of any leaks or spills. Pacer could also have liability as a responsible party for costs to clean-up contamination at off-site locations where Pacer has sent, or arranged for the transport of, wastes. Pacer has not received any notices that it is potentially responsible for material clean-up costs at any off-site waste disposal location. Pacer does not currently anticipate any material adverse effect on its capital expenditures, consolidated results of operations or competitive position as a result of our efforts to comply with environmental requirements, nor does it believe that it has any material environmental liabilities. Pacer did not incur material capital expenditures for environmental controls in 2013. However, future changes in environmental regulations or liabilities from newly discovered environmental conditions could have a material adverse effect on Pacer’s business, competitive position, results of operations, financial condition or cash flows.

Legal Proceedings

Pacer received notices from the California Labor Commissioner, Division of Labor Standards Enforcement (the “DLSE”), that a total of 149 owner-operators have filed claims with the DLSE. Of these claims, 65 included complaints seeking a total of approximately $9.0 million from Pacer’s subsidiaries. The owner operators allege in these complaints that they should be classified as employees, as opposed to independent contractors, and seek reimbursement for their business expenses, including fuel, tractor maintenance and tractor lease payments. Pacer has not yet received any information regarding amounts claimed by the other 84 independent contractors. A hearing before the DSLE on the first seven claims began on July 8, 2013 and concluded on January 7, 2014, and Pacer is awaiting the hearing examiner’s ruling. One other claim is currently set for hearing on February 27, 2014. The information available to Pacer as of the date of this prospectus supplement does not indicate that it is probable that a liability had been incurred, and Pacer could not reasonably estimate the amount, or range of amounts, of any liability that would be incurred if these claims were resolved against it. Pacer believes that these claims are without merit, and it intends to vigorously defend against all of them

On August 20, 2013 Pacer was served with a complaint styled Manuela Ruelas Mendoza v. Pacer Cartage, California Superior Court, San Diego, Case No. 37-2013-00063453CU-OE-CTL. Ruelas is contracted to Pacer Cartage as an independent contractor driver. She alleges that she should be considered an employee under the California Labor Code, and seeks pay for meal breaks, rest breaks and overtime, and alleges certain violations of the California Labor Code. Ruelas seeks to maintain the action as a class action on behalf of similarly situated Pacer Cartage contractors. This lawsuit is in the preliminary stages, and no discovery has been conducted. The information available to Pacer at September 30, 2013, does not indicate that it is probable that a liability had been incurred, and Pacer could not reasonably estimate the amount, or range of amounts, of any liability that would be incurred if these claims were resolved against it. Pacer has removed the case to Federal District Court for the Southern District of California. Pacer believes this action is without merit, and it intends to vigorously defend certification of the class as well as the merits of the claims should the class be certified.

Pacer is also subject to routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on its business, consolidated results of operations, financial condition or cash flows. Most of the lawsuits to which Pacer is a party are covered by insurance and are being defended in cooperation with insurance carriers.

MANAGEMENT AND DIRECTORS

We have assembled an experienced senior management team under the leadership of Mr. Jacobs. We provide below information regarding our executive officers and management team.

Bradley Jacobs has served as our Chief Executive Officer and Chairman of the board of directors since September 2011. Mr. Jacobs is also the managing director of Jacobs Private Equity, LLC, which is our largest stockholder. He has led two public companies: United Rentals, Inc., which he co-founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for its first six years and as executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems. Previously, Mr. Jacobs founded Hamilton Resources (UK) Ltd. and served as its chairman and chief operating officer. This followed the co-founding of his first venture, Amerex Oil Associates, Inc., where he was chief executive officer. Mr. Jacobs is a member of the board of directors of the Beck Institute for Cognitive Behavior Therapy.

Sean Fernandez has served as our Chief Operating Officer since November 2011. Mr. Fernandez has more than 20 years of leadership experience with global companies in industries that include distribution, consumer goods manufacturing, trucking and transportation. He most recently served as senior vice president and general manager — consumables for NCR Corporation, and earlier held positions as vice president — new growth platforms with Avery Dennison Corporation; chief operating officer with SIRVA, Inc.; group president with Esselte Corporation; chief operating officer — Asia Pac operations and divisional president with Arrow Electronics, Inc.; and senior engagement manager with McKinsey & Company, Inc. He holds a master of business administration degree from Harvard University and a bachelor’s degree in business administration from Boston College.

John Hardig has served as our Chief Financial Officer since February 2012. Mr. Hardig most recently served as managing director for the Transportation & Logistics investment banking group of Stifel Nicolaus Weisel since 2003. Prior to that, Mr. Hardig was an investment banker for six years in the Transportation and Telecom groups at Alex. Brown & Sons (now Deutsche Bank). Mr. Hardig holds a master of business administration degree from the University of Michigan Business School and a bachelor’s degree from the U.S. Naval Academy.

Scott Malat, our Chief Strategy Officer, is responsible for advising on the company’s strategy and capital structure; analyzing potential acquisitions and other growth opportunities; and managing investor relations. Mr. Malat was most recently with Goldman Sachs Group, Inc., where he served as senior equity research analyst covering the air, rail, trucking and shipping sectors. Prior to Goldman Sachs, Mr. Malat was an equity research analyst with UBS, and a strategy manager with JPMorgan Chase & Co. He serves on the board of directors of the non-profit PSC Partners Seeking a Cure. He is a CFA® charterholder and has a degree in statistics with a concentration in business management from Cornell University.

Gordon Devens has served as our Senior Vice President and General Counsel since November 2011. Mr. Devens was most recently vice president — corporate development with AutoNation, Inc., where he was previously vice president — associate general counsel. Earlier, he was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, where he specialized in mergers and acquisitions and securities law. Mr. Devens holds a doctorate of jurisprudence and a bachelor’s degree in business administration from the University of Michigan.

Mario Harik has served as our Chief Information Officer since November 2011. Mr. Harik has built comprehensive IT organizations and overseen the implementation of proprietary platforms for a variety of firms, including members of the Fortune 100. His prior positions include chief information officer and senior vice president — research and development with Oakleaf Waste Management; chief technology officer with Tallan, Inc.; co-founder of G3 Analyst, where he served as chief architect of web and voice applications; and architect and consultant with Adea Solutions. Mr. Harik holds a master of engineering degree in information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut, Lebanon.

Troy Cooper, our Senior Vice President — Operations, is responsible for providing operational support to the company’s business units to align performance with strategic objectives. Mr. Cooper was most recently with United Rentals, Inc., where he served as vice president — group controller responsible for field finance functions. Previously, he held controller positions with United Waste Systems, Inc. and OSI Specialties, Inc. (formerly a division of Union Carbide, Inc.). Mr. Cooper began his career in public accounting with Arthur Andersen and Co. and has a degree in accounting from Marietta College.

Louis Amo, our Vice President — Carrier Procurement and Operations, has 15 years of transportation and carrier management experience, most recently as director of transportation for Electrolux Major Appliances North America. Previously, he held positions with Union Pacific Corporation, Odyssey Logistics & Technology Corporation and SABIC Innovative Plastics Holding BV (formerly GE Plastics). He holds a master of business administration degree from the Syracuse University School of Management.

Jeffrey Battle, our Chief Commercial Officer, has overall responsibility for developing and leading the company’s sales and marketing functions to drive revenue growth in its business units. He has more than 16 years’ experience in the transportation and logistics industry, including roles in carrier sales and business development. Mr. Battle most recently served as vice president of business development for the Turbo Logistics division of Ozburn-Hessey Logistics, LLC (“OHL”), acquired by XPO Logistics in 2012. While with OHL, he led the team that increased brokerage division revenue by 53% and grew the customer base by over 830%, including the addition of 138 Fortune 500 shippers. Mr. Battle is a graduate of the University of Southern Mississippi.

Tom Connolly, our Senior Vice President — Acquisitions, is responsible for acquisitions and business development. He most recently served as managing director of EVE Partners, LLC, a leading financial advisory firm whose practice is focused exclusively on the transportation logistics industry. He holds a master of business administration degree from the Goizueta Business School at Emory University.

Kent Renner, our Senior Vice President — Chief Accounting Officer, is responsible for external financial reporting, accounting operations, financial systems and internal controls. Mr. Renner was most recently global controller with GE Energy Services, Inc., a division of General Electric Company. Previously, he held positions as assistant corporate controller with The Home Depot, Inc., and senior manager with PricewaterhouseCoopers. Mr. Renner has a master’s degree in accounting from the University of North Carolina at Chapel Hill, and degrees in economics and business management from North Carolina State University. He is a certified public accountant.

Gregory Ritter, our Senior Vice President — Strategic Accounts, is responsible for developing the company’s strategic account base of tier one and key customers in North America. Mr. Ritter has more than three decades of sales and management experience in multi-modal transportation logistics. He most recently served as the president of a brokerage subsidiary that he established for one of the top 10 transportation logistics providers in North America. Previously, Mr. Ritter spent 22 years with C.H. Robinson Worldwide.

David Rowe, our Chief Technology Officer, is responsible for infrastructure services, operating platforms and integration of the company’s acquisitions. He has 23 years of senior technology experience, most recently as chief technology officer for Echo Global Logistics, Inc., where he led the design and development of Echo’s information systems for customer and carrier services, and integrated 11 acquisitions. Previously, Mr. Rowe served as chief information officer for Equis/United Group Limited (now UGL Limited), where he was responsible for all information services in North America. Earlier, he was chief information officer for USWeb Cornerstone. He holds a degree in computer science from City and East London College in Great Britain.

We provide below information regarding each non-employee member of our board of directors, which also includes Mr. Jacobs.

Chris Andersen is the founder and a managing partner of G.C. Andersen Partners, LLC. Previously, Mr. Andersen served as vice chairman of PaineWebber, and as head of the Investment Banking Group at Drexel Burnham Lambert Incorporated. Mr. Andersen is the lead director for Terex Corporation. He is a founder of the Garn Institute of Finance at the University of Utah; a member of the International Advisory Council of the Guanghua School of Management at Peking University; and sits on the advisory board of the RAND Corporation’s Center for Asia Pacific Policy. Mr. Andersen holds a master’s degree from the Kellogg School of Management and is a chartered financial analyst.

Michael Jesselson is the president of Jesselson Capital Corporation. He is a longstanding director of American Eagle Outfitters, Inc., and serves as the Company’s lead independent director. Additionally, Mr. Jesselson has numerous non-profit affiliations, including chairman of American Friends of Bar-Ilan University; trustee of Yeshiva University; board member of SAR Academy; co-chairman of Shaare Zedek Medical Center Board of Directors in Jerusalem; board member of the Center for Jewish History; trustee of the American Jewish Historical Society; board member of the National Museum of American Jewish History; and board member of the Leo Baeck Institute.

Adrian Kingshott is the chief executive officer of AdSon LLC, and an affiliated managing director of The Bank Street Group LLC. Previously, with Goldman Sachs, he served as co-head of the firm’s Leveraged Finance business, among other positions. More recently, Mr. Kingshott was a managing director of Amaranth Advisors, LLC. He is an adjunct professor of Global Capital Markets at Fairfield University’s Dolan School of Business; and an adjunct professor of International Corporate Financial Management at Fordham University’s School of Business. He holds a master of business administration degree from Harvard Business School and a master of jurisprudence degree from Oxford University. Mr. Kingshott is a member of the board of directors of Centre Lane Investment Corp.

James Martell is an independent operating executive with Welsh, Carson, Anderson & Stowe, for companies in the transportation logistics sector and related industries. Previously, he was chief executive officer of SmartMail Services, Inc.; executive vice president of Americas for UTi Worldwide Inc.; and chief executive officer of Burlington Air Express Canada. Earlier, Mr. Martell held management positions with Federal Express Corporation and United Parcel Service, Inc. He currently serves as a director of Mobile Mini, Inc. Additionally, Mr. Martell is lead director for Ozburn-Hessey Logistics LLC, Vision Logistics Holding Corp., 3PD, Inc., ProTrans International and Unitrans International Corporation. He holds a degree in business administration from Michigan Technological University.

Jason Papastavrou, Ph.D. is the founder and chief investment officer of ARIS Capital Management, LLC, and is the co-founder of Empiric Asset Management, LLC. Previously, Dr. Papastavrou was the founder and managing director of the Fund of Hedge Funds Strategies Group of Banc of America Capital Management (“BACAP”); president of BACAP Alternative Advisors; and a senior portfolio manager with Deutsche Asset Management. He was a tenured professor at Purdue University School of Industrial Engineering, and holds a doctorate in electrical engineering and computer science from the Massachusetts Institute of Technology. Dr. Papastavrou serves on the board of directors of United Rentals, Inc.

Oren Shaffer was most recently vice chairman and chief financial officer of Qwest Communications International, Inc. (now CenturyLink, Inc.). Previously, Mr. Shaffer was president and chief operating officer of Sorrento Networks, Inc.; executive vice president and chief financial officer of Ameritech Corporation; and held senior executive positions with Goodyear Tire & Rubber Company, where he also served on the board of directors. Mr. Shaffer is a director on the boards of Terex Corporation; Belgacom S.A.; and Intermec, Inc.; and serves on the supervisory board of Demag Cranes AG. He holds a master’s degree in management from the Sloan School of Management, Massachusetts Institute of Technology, and a degree in finance and business administration from the University of California, Berkeley.

Management of Pacer

Provided below is information regarding certain of Pacer’s executive officers.

Daniel W. Avramovich joined Pacer in June 2008 as Retail Intermodal Services President. He was promoted to Chief Operating Officer in May 2009 and to Chairman and Chief Executive Officer in December 2009. Prior to joining Pacer, Mr. Avramovich served as Executive Vice President, Sales & Marketing of Kansas City Southern, a rail carrier, from May 2006 to May 2008 and as President, Network Services Americas for Exel plc, a provider of contract logistics and supply chain management, from 2003 to 2006. From 2000 to 2003, he served as President, Exel Direct for Exel plc.

John J. Hafferty has served as Pacer’s Executive Vice President, Chief Financial Officer since March 2010. From November 2009 to March 2010, Mr. Hafferty was an independent transportation and logistics consultant. From August 2007 to November 2009, he was Chief Financial Officer for the international division of Ozburn-Hessey Logistics, a global freight management company. From August 2005 to August 2007, he served as Senior Vice President, corporate strategy and development for Schenker, Americas, a unit of Schenker Logistics, Co., a global transportation and logistics company. From August 1990 to August 2005, he held various senior positions at United Parcel Service, including Executive Vice President, UPS Supply Chain Solutions, Chief Operating Officer of UPS Freight Services, and Chief Financial Officer of UPS International Package Operation.

Michael F. Killea has served as Executive Vice President, Chief Legal Officer and General Counsel of Pacer since August 2001. From November 2010 until March 2012, he also held the position of Executive Vice President, International Logistics, with responsibility for Pacer’s international freight forwarding, non-vessel operating common carrier and warehouse and distribution operations. From October 1999 through July 2001, he was a partner at the law firm of Holland & Knight LLP in New York City and Jacksonville, Florida, and from September 1987 through September 1999, he was a partner and an associate at the law firm of O’Sullivan LLP (now O’Melveny & Myers LLP) in New York City.

DESCRIPTION OF COMMON STOCK

The following is a description of the material terms of the Common Stock, as well as other material terms of our Amended and Restated Certificate of Incorporation, as amended (the “Company Certificate”), and our 2nd Amended and Restated Bylaws (the “Bylaws”). This description is only a summary. You should read it together with the Company Certificate and Bylaws, which are included as exhibits to the registration statement of which this prospectus is part and incorporated by reference herein.

General

We currently have 150,000,000 authorized shares of Common Stock, par value $0.001 per share, of which 30,787,736 shares (excluding treasury shares) were issued and outstanding as of January 24, 2014. As of January 22, 2014, (i) 10,489,286 shares of Common Stock are reserved for issuance in connection with the Series A Preferred Stock, (ii) 10,678,572 shares of Common Stock are reserved for issuance in connection with the Existing Warrants, exercisable at any time until September 2, 2021 at an initial exercise price of $7.00 per share of Common Stock (subject to customary anti-dilution adjustments), (iii) 2,754,175 shares of Common Stock are reserved for issuance upon exercise of outstanding stock options or settlement of restricted stock units and (iv) 8,046,368 shares of Common Stock are reserved for issuance upon conversion of 4.50% Convertible Senior Notes.

Other than as described in this prospectus or any applicable prospectus supplement, no stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no stockholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or any sinking fund provisions. All the outstanding shares of Common Stock are fully paid and non-assessable. Subject to the rights of the holders of the Preferred Stock, the holders of Common Stock are entitled to dividends when, as and if declared by the Board from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to stockholders.

Pursuant to Delaware law and the Company Certificate, our Board by resolution may establish one or more series of Preferred Stock and fix the number of shares constituting such series, the designation of such series, the voting powers (if any) of the shares of such series and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, such rights and preferences being senior to the rights of holders of Common Stock. Other than the Series A Preferred Stock described in the accompanying prospectus, no shares of Preferred Stock are currently outstanding.

Voting and Other Rights

Each share of Common Stock entitles the holder thereof to one vote on all matters upon which stockholders are permitted to vote. The Bylaws provide that directors will be elected by a plurality of votes cast at a meeting of stockholders by the stockholders entitled to vote in the election and, except as otherwise required by law, whenever any corporate action other than the election of directors is to be taken, it shall be authorized by a majority of the votes cast at a meeting of stockholders by the stockholders entitled to vote thereon.

Anti-Takeover Effects of Various Provisions of Delaware Law and the Company Certificate and Bylaws

Provisions of the Delaware General Corporation Law (the “DGCL”) could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We have elected to be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Company Certificate prohibits cumulative voting.

Classified Board. The DGCL permits a corporation to divide its board of directors into up to three classes with staggered terms of office. Our Board is divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered terms. At each annual meeting of stockholders, the class of directors to be elected at the meeting will be elected for a three-year term and the directors in the other two classes will continue in office. We believe that classified directors will help to assure the continuity and stability of our Board and our business strategies and policies as determined by our Board. The use of a classified board may delay or defer a change in control of the Company or removal of incumbent management.

Limitation of Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The Company Certificate and Bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director or officer or in another position at another corporation or enterprise, as the case may be. The Company Certificate and Bylaws also provide that we must indemnify and advance expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect the Company and our directors, officers, employees and agents from certain liabilities.

The limitation of liability and indemnification provisions in the Company Certificate and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. We may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Except as set forth in the Company’s periodic reports as incorporated herein by reference, there is currently no pending material litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification is sought.

Authorized but Unissued Shares of Common Stock. Our authorized but unissued shares of Common Stock will be available for future issuance without approval by the holders of Common Stock. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, employee benefit plans and as consideration for or to finance future acquisitions, investments or other purposes. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock. Our Company Certificate and Bylaws authorize undesignated Preferred Stock. As a result, our Board may, without the approval of holders of Common Stock, issue shares of Preferred Stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Amendments to Organizational Documents

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws.

Listing

Our Common Stock is listed on the NYSE under the trading symbol “XPO.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A., whose principal executive office is located at 250 Royall Street, Canton, MA 02021.

UNITED STATES FEDERAL INCOME

TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion is a summary of United States federal income tax consequences of the ownership and sale or other disposition of the Common Stock offered hereby by a Non-U.S. Holder (as defined below). This summary is based upon United States federal income tax law as of the date hereof, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., certain former citizens and former long-term residents of the United States, “controlled foreign corporations,” and “passive foreign investment companies”), persons that will hold the Common Stock as a part of a broader transaction, or partnerships (as described below), all of which may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary is written for investors that will hold the Common Stock offered hereby as a “capital asset” under the Internal Revenue Code of 1986, as amended (the “Code”). Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of the ownership, sale or other disposition of the Common Stock.

For the purposes of this summary, a “Non-U.S. Holder” means a person (other than a partnership or any other entity or arrangement treated as a partnership for United States Federal income tax purposes) that is not for United States Federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States Federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations (“Treasury Regulations”) to be treated as a United States person.

If a partnership, or an entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Stock, you should consult your tax advisors.

If you are considering the purchase of our Common Stock, you should consult your own tax advisors concerning the particular United States Federal income tax consequences to you of the ownership of the Common Stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions paid on our Common Stock will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States Federal income tax principles. Dividends paid to a Non-U.S. Holder of our Common Stock generally will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States Federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of our Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of our Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our Common Stock by a Non-U.S. Holder generally will not be subject to United States Federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States Federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such Non-U.S. Holder’s holding period for our Common Stock and such Non-U.S. Holder held (at any time during the shorter of the five-year period ending on the date of the disposition or such Non-U.S. Holder’s holding period) more than 5% of our Common Stock.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States Federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the United States source gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we have not been and are not currently a “United States real property holding corporation” for United States Federal income tax purposes. However, no assurance can be given that we will not become a United States real property holding corporation in the future. If we are or become a “United States real property holding corporation”, so long as our Common Stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds, or held (at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period) more than 5% of our Common Stock will be subject to United States Federal income tax on the disposition of our Common Stock. Non-U.S. Holders should consult their own tax advisors about the consequences that could result if we are, or become, a “United States real property holding corporation”.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Common Stock within the United States or conducted through certain United States related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s United States Federal income tax liability provided the required information is furnished to the IRS.

Recently Enacted Legislation

Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our Common Stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our Common Stock is held will affect the determination of whether such withholding is required. Similarly, after the relevant date dividends in respect of, and gross proceeds from the sale of, our Common stock held by an investor that is an non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Internal Revenue Service. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our Common Stock.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated January     , 2014, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of Common Stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

Total	15,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Common Stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,250,000 additional shares at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of Common Stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the underwriting discounts and commissions we will pay:

	Per Share		Total
	Without Over- allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $550,000.

We have agreed that we will not offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, or publicly disclose the intention to make any offer, pledge, sale, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement, except (i) issuance of the shares of Common Stock being offered in this offering, (ii) issuances of shares of Common Stock upon the exercise of an option or Warrant or the conversion of or exchange for a security outstanding on the date of this prospectus supplement, (iii) issuances to a third party or a group of third parties of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock in connection with a merger, acquisition or other strategic or commercial relationship, provided that such party or parties agree to the same “lock-up” restrictions discussed above and the term of such restrictions shall not expire prior to the expiration of the “lock-up” period described in this paragraph, (iv) issuances of shares of Common Stock or options to purchase Common Stock granted pursuant to existing employee benefit plans, (v) issuances of shares of Common Stock or options to purchase Common Stock granted pursuant to existing nonemployee director stock plans, (vi) the filing of any registration statement on Form S-8 in respect of any employee benefit plan in effect on the date of this prospectus supplement, (vii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of Common Stock during the “lock-up” period described in this paragraph and no public announcement or filing under the Exchange Act is required or voluntarily made by or on behalf of us or (viii) the issuance by the Company of shares of Common Stock as consideration for the Pacer acquisition in the amount contemplated by the Company’s registration statement on Form S-4 for such acquisition . However, in the event that either (1) during the last 17 days of the 60-day “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable.

Our officers and directors and one of our shareholders, of which our CEO is the Managing Member, have agreed that they will not offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, enter into a transaction that would have the same effect, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Common Stock, whether any of these transactions are to be settled by delivery of our Common Stock or other securities, in cash or otherwise, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement, except (i) transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift, provided that each donee agrees to the same “lock-up” restrictions described above and no filing under Section 16(a) of the Exchange Act will be required or voluntarily made during the 90-day restricted period, (ii) distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to limited partners, members or stockholders, provided that each distributee agrees to the same “lock-up” restrictions described above, and (iii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of Common Stock during the 90-day restricted period and no public announcement or filing under the Exchange Act is required or voluntarily made by or on behalf of us, our officers or our directors. However, in the event that either (1) during the last 17 days of the 90-day “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.

Our Common Stock is traded on the NYSE under the trading symbol “XPO”.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of the Common Stock. As a result the price of our Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, financing and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, an affiliate of Credit Suisse Securities (USA) LLC is sole bookrunner and sole lead arranger for our committed bridge facilities entered into in contemplation of the Pacer acquisition.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(i)	(in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(ii)	(in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to

Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FSMA Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the FSMA Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

Certain matters with respect to the validity of the Common Stock offered by us pursuant to this prospectus supplement will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of XPO Logistics, Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report dated March 12, 2013, on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph that states XPO Logistics, Inc. acquired the capital stock of Kelron Corporate Services Inc. (Kelron) and the assets of Turbo Logistics, Inc. and Turbo Dedicated, Inc. (collectively, Turbo) during 2012, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, Kelron’s and Turbo’s internal control over financial reporting associated with total assets of $14,958,000 and $71,902,000, respectively, and total revenues of $30,722,000 and $27,197,000, respectively, included in the consolidated financial statements of XPO Logistics, Inc. and subsidiaries as of and for the year ended December 31, 2012. The audit of internal control over financial reporting of XPO Logistics, Inc. also excluded an evaluation of the internal control over financial reporting of Kelron and Turbo.

The audited consolidated financial statements of 3PD, included as an exhibit to Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on August 5, 2013 have been audited by Cherry Bekaert LLP, an independent public accounting firm, as set forth in its report thereon, which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The combined financial statements of Turbo Logistics, Inc. and Turbo Dedicated, Inc. included in Amendment No. 1 to the Current Report on Form 8-K/A of XPO Logistics, Inc. dated January 4, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited combined financial statements of Turbo Logistics, Inc. and Turbo Dedicated, Inc. for the six-month periods ended June 30, 2012 and 2011, included in XPO Logistics, Inc.’s Current Report on Form 8-K/A filed with the SEC on January 4, 2013, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such financial statements. However, their separate report dated January 4, 2013, included in XPO Logistics, Inc.’s Current Report on Form 8-K/A filed with the SEC on January 4, 2013, and incorporated by reference herein, states that they did not audit and they do not express an opinion on the financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited financial statements, because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

The audited consolidated financial statements of Kelron Corporate Services Inc. and Kelron Distribution Systems (Cleveland) LLC, included as an exhibit to Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on October 17, 2012 and Amendment No. 2 to our Current Report on Form 8-K/A filed with the SEC on September 20, 2013 have been audited by Zeifmans LLP Chartered Accountants, an independent registered public accounting firm, as set forth in its report thereon, which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pacer International, Inc. for the years ended December 31, 2012 and December 31, 2011, have been incorporated herein by reference in this registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical consolidated financial statements of Pacer International, Inc. for the year ended December 31, 2010, appearing in Pacer International, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, incorporated in this Registration Statement, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION AND INCORPORATION

OF INFORMATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and our website at www.xpologistics.com. The contents of our website are not incorporated by reference into or otherwise part of this prospectus supplement and our website address is included as an inactive textual reference only. We also furnish our stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

We are “incorporating by reference” into this prospectus supplement specific documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date we file this prospectus supplement and prior to the termination of this offering (excluding any portions of such documents that are “furnished” but not “filed” for purposes of the Exchange Act). This prospectus supplement is part of a registration statement filed with the SEC.

We are “incorporating by reference” into this prospectus supplement the following documents filed by us with the SEC (other than information furnished and not filed under Item 2.02 or 7.01 in current reports on Form 8-K, except that we expressly incorporate by reference Item 2.02 of our current report on Form 8-K filed on January 27, 2014):

•	Annual Report on Form 10-K for the year ended December 31, 2012;

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Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2013 filed with the SEC on May 8, 2013, for the fiscal quarter ended June 30, 2013 filed with the SEC on August 1, 2013, and for the fiscal quarter ended September 30, 2013 filed with the SEC on November 5, 2013;

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Current Reports on Form 8-K filed on January 4, 2013 (an amendment on Form 8-K/A), February 13, 2013, February 14, 2013, May 31, 2013, July 15, 2013, August 5, 2013 (the amendment on Form 8-K/A only), August 13, 2013, August 16, 2013, September 20, 2013 (amendments on Form 8-K/A), October 17, 2013, October 24, 2013, November 15, 2013, December 12, 2013, January 3, 2014, January 6, 2014 and January 27, 2014; and

•	Proxy Statement on Schedule 14A filed on April 26, 2013 (those portions incorporated by reference into the Annual Report on Form 10-K).

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated in this prospectus supplement by reference but not delivered with the prospectus supplement. You can obtain free copies of such documents if you call us at (855) 976-4636 or write us at the following address: Five Greenwich Office Park, Greenwich, Connecticut 06831. You may also visit our website at www.xpologistics.com for free copies of any such document.

This prospectus supplement, the accompanying prospectus and information incorporated by reference herein or therein may contain summaries of certain agreements that we have filed as exhibits to various SEC filings. The descriptions of these agreements contained in this prospectus supplement, the accompanying prospectus or information incorporated by reference herein or therein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus supplement.